EXHIBIT 2.1

Execution Copy

STOCK AND ASSET PURCHASE AGREEMENT***

Between

MCGRAW HILL FINANCIAL, INC.

and

JEFFERSON BIDCO INC.

Dated as of April 15, 2016

***Confidential portions of the material have been omitted and filed separately with the Securities and Exchange Commission.

EXHIBITS
A. Asset Sellers
B. Form of Assumption Agreement
C. Form of Bill of Sale
D. Seller’s Knowledge
E. Form of Transition Services Agreement
F. Description of Business

STOCK AND ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of April 15, 2016, between McGraw Hill Financial, Inc., a New York corporation (the “Seller”), and Jefferson Bidco Inc., a Delaware corporation (the “Purchaser” and together with the Seller, the “Parties”).
WHEREAS, the Seller owns all of the issued and outstanding shares (the “Shares”) of capital stock of J.D. Power and Associates, a Delaware corporation (the “Company”);
WHEREAS, each entity identified as an asset seller on Exhibit A is wholly-owned, directly or indirectly, by the Seller (each an “Asset Seller” and collectively, the “Asset Sellers”);
WHEREAS, the Seller, through the Acquired Companies (as hereinafter defined) and the Asset Sellers, is engaged in the business of providing consumer intelligence and data analytics to help clients measure, understand, and improve the key performance indicators driving their growth and profitability, including through those products and services listed in Exhibit F (the “Business”);
WHEREAS, the Seller and the Asset Sellers wish to sell to the Purchaser, and the Purchaser wishes to purchase from the Seller and the Asset Sellers, the Business, including the Shares and the Purchased Assets (as hereinafter defined), and in connection therewith the Purchaser is willing to assume from the Seller and the Asset Sellers all of the Assumed Liabilities (as hereinafter defined), all upon the terms and subject to the conditions set forth herein;
WHEREAS, immediately after the  consummation of the Transaction on the Closing Date, the Purchaser shall merge with and into the Company, with the Company as the surviving corporation; and
WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to the Seller’s willingness to enter into this Agreement, XIO Fund I LP, a Cayman Islands exempted limited partnership, has provided an equity commitment letter with respect to, among other things, the full amount of the Purchase Price.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Seller and the Purchaser hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01Certain Defined Terms. For purposes of this Agreement:
“Accounting Principles” mean the accounting principles, methods and policies to be applied in the preparation of (a) the notice delivered pursuant to Section 2.05(b), (b) the Initial Closing Statement and (c) the Final Closing Statement, which are in accordance with GAAP.

“Action” means any action, suit, arbitration, litigation, investigation or other proceeding of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) before or by any Governmental Authority.
“Acquired Companies” means the Company and the Acquired Subsidiaries.
“Acquired Subsidiary” means a Subsidiary of the Company.
“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.
“Ancillary Agreements” means the Assignments of Leases, the Transition Services Agreement, the Bill of Sale and the Assumption Agreement.
“Assigned Leases” means the leases relating to the Leased Real Property described on Schedule 3.14(b), which shall be assigned at the Closing by the Seller or an Asset Seller to the Purchaser.
“Assignment of Lease” means each Assignment of Lease to be executed by the Seller or an Asset Seller, as the case may be, at the Closing with respect to each Assigned Lease.
“Assumption Agreement” means the Assumption Agreement to be executed by the Purchaser, the Seller and each of the Asset Sellers at the Closing, substantially in the form of Exhibit B.
“Available Cash” means Cash which is freely usable by the Acquired Companies and not subject to restrictions, limitations or Taxes on use or distribution, in each case, by Law, including restrictions on dividends and repatriations.
“Bill of Sale” means the Bill of Sale to be executed by the Purchaser, the Seller and each of the Asset Sellers at the Closing, substantially in the form of Exhibit C.
“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York.
“Business Employee” means (i) an employee of an Acquired Company and (ii) an employee of the Seller or one of its Affiliates other than an Acquired Company who provides all or substantially all of his or her services to the Business.
“Business Software” means all Software owned by, or licensed to, the Seller, any of the Asset Sellers or any of the Acquired Companies which is Related to the Business.
“Cash” means cash and cash equivalents (including marketable securities and short-term investments) calculated in accordance with GAAP.
“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof, acting in such capacity.

“Closing Cash Amount” means (a) the aggregate amount of Cash of the Business as of 11:59 p.m. New York time on the date immediately preceding the Closing Date, minus (b) the Minimum Cash Amount.
“Closing Date Working Capital Amount” means, as of a specified date, the positive or negative amount equal to the difference between (a) the Current Assets of the Business and (b) the Current Liabilities of the Business, in each case, calculated as of 11:59 p.m. New York time on the date immediately preceding the Closing Date.
“Closing Date Working Capital Excess” means the amount, if any, by which Closing Date Working Capital Amount (as finally determined in accordance with Section 2.08) exceeds the Target Closing Date Working Capital Amount.
“Closing Date Working Capital Shortfall” means the amount, if any, by which the Target Closing Date Working Capital Amount exceeds the Closing Date Working Capital Amount (as finally determined in accordance with Section 2.08).
“Closing Indebtedness Amount” means (a) the aggregate amount of Indebtedness of the Business (other than any Indebtedness between any Acquired Company, on the one hand, and any other Acquired Company or Acquired Companies, on the other hand) as of 11:59 p.m. New York time on the date immediately preceding the Closing Date, plus (b) the Fixed Costs.
“Code” means the Internal Revenue Code of 1986, as amended through the date hereof.
“Company IP Agreements” means all (i) licenses of Intellectual Property by the Company or an Acquired Subsidiary to any Person (excluding standard non-exclusive licenses granted to customers in connection with the sale of products and services), (ii) licenses of Intellectual Property by any Person to the Company or an Acquired Subsidiary (excluding licenses for Off-the-Shelf Software), (iii) licenses of Intellectual Property by any Asset Seller to any Person (excluding standard licenses granted to customers in connection with the sale of products and services) which are Related to the Business and (iv) licenses of Intellectual Property by any Person to any Asset Seller which are Related to the Business (excluding license for Off-the-Shelf Software).
“Company Off-the-Shelf Software” means Off-the-Shelf Software licensed (a) to the Company or an Acquired Subsidiary or (b) to any Asset Seller which is Related to the Business.
“Company Plans” means the compensation and benefit plans (as defined under ERISA Section 3(3), whether or not subject to ERISA), programs or arrangements, whether or not reduced to writing, that are sponsored or maintained by the Acquired Companies for the benefit of any current or former employee, director or consultant of the Business, and any Contracts or arrangements between an Acquired Company and a current or former employee, director or consultant of the Business. For the avoidance of doubt, the term “Company Plan” does not include any Seller Plan in which an Acquired Company is a participating employer.
“Contract” means any written contract, agreement, license, sublicense, lease, sublease, commitment, or sales or purchase order and arrangements, commitments, understandings or other instruments.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.
“Conveyance Taxes” means all sales, documentary, use, transfer, stamp, stock transfer, registration, and real property transfer and similar Taxes; provided, however, Conveyance Taxes shall not include (i) any Excluded Asset Seller Taxes or (ii) any VAT.
“Current Assets” means the total amount of each of the line items under the heading “Current Assets” in the Reference Statement of Working Capital (it being agreed that none of Cash, deferred financing fees, any Intercompany assets, or any Tax asset is a Current Asset).
“Current Liabilities” means the total amount of each of the line items under the heading “Current Liabilities” in the Reference Statement of Working Capital (it being agreed that none of Intercompany liabilities, deferred purchase price, accrued bonus or any Tax liability is a Current Liability).
“Debt Financing Sources” means the Persons (including the parties to the Debt Commitment Letters, but excluding the Purchaser and its Affiliates) who have committed to provide or otherwise entered into agreements in connection with the Debt Financing, and any joinder agreements or credit agreements entered into pursuant thereto or relating thereto, including the agents, arrangers, lenders and other entities that have committed to provide or arrange all or part of the Debt Financing, together with their respective Affiliates and Representatives involved in the Debt Financing and their successors and permitted assigns.
“Disclosure Schedule” means the Disclosure Schedule attached hereto, dated as of the date hereof, delivered by the Seller to the Purchaser in connection with this Agreement.
“DPA” means Section 721 of the Defense Production Act of 1950 (50 U.S.C. §2170), as amended, and all rules and regulations thereunder, including as codified at 31 C.F.R. Part 800 et seq.
“Encumbrance” means any security interest, pledge, hypothecation, charge, mortgage, lien (statutory or other) or encumbrance (excluding any licenses of Intellectual Property) or other security interest or matter affecting title, right of first refusal, right of first offer, right of consent or put right.
“Enforceability Exceptions” means (a) any applicable bankruptcy, insolvency (including Laws relating to fraudulent transfers), reorganization, moratorium or other similar Laws affecting creditors’ rights generally and (b) general principles of equity (regardless of whether considered in a proceeding at law or in equity).
“Environmental Law” means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, consent decree or judgment, in each case in effect as of the date hereof, relating to pollution or protection of the environment.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under or issued pursuant to any applicable Environmental Law.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended through the date hereof.
“ERISA Affiliate” means any person (including any incorporated or unincorporated trade or business) that would be considered a single employer with the Company or the Seller, as applicable, their Subsidiaries or any of their Affiliates under Section 4001 of ERISA or Section 414(b) and (c) of the Code.
“Excluded Acquired Company Taxes” means (i) all Taxes of the Acquired Companies for any Pre-Closing Period (determined, in the case of the pre-Closing portion of a Straddle Period, in the manner set forth in Section 7.01(b)), (ii) all Taxes imposed on any of the Acquired Companies as a result of having been a member of an affiliated, consolidated, combined or unitary Tax group on or prior to the Closing Date, (iii) all Taxes imposed on any of the Acquired Companies by operation of Law, as a transferee or successor or by contract entered into prior to the Closing (other than a contract the principal subject matter of which is not Taxes) and (iv) the portion of the Conveyance Taxes that are the responsibility of the Seller pursuant to Section 7.06.
“Excluded Asset Seller Taxes” means all Taxes relating to the Purchased Assets or the Business that are incurred in or attributable to any Pre-Closing Period (determined, in the case of the pre-Closing portion of a Straddle Period, in the manner set forth in Section 7.01(b)); provided, however, that Excluded Asset Seller Taxes shall not include any Excluded Acquired Company Taxes.
“Final Closing Statement” means (a) the Initial Closing Statement, if the Seller delivers a Notice of Acceptance or fails to deliver a Notice of Disagreement by the Objection Deadline Date, or (b) the Initial Closing Statement as modified in accordance with Section 2.08(d), if the Seller timely delivers a Notice of Disagreement.
“Fixed Costs” means the total amount of each of the line items set forth on Section 1.01(b) of the Disclosure Schedule.
“Fundamental Representations” means, collectively, the Seller Fundamental Representations and the Purchaser Fundamental Representations.
“GAAP” means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.
“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs.
“Governmental Authority” means any nation or government, any state or other political subdivision thereof, any legislative, executive or judicial unit or instrumentality of any governmental entity (foreign, federal, state or local) or any department, commission, board, agency, bureau, official or other regulatory, administrative or judicial authority thereof or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.
“Hazardous Substance” means any material or substance that is regulated or the basis for Liability under Environmental Law, including asbestos, polychlorinated biphenyls, petroleum byproducts or toxic mold.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Indebtedness” means, as of any time, without duplication, as applied to any Person: (a) the principal of and accrued and unpaid interest in respect of (i) indebtedness of such Person for money borrowed or indebtedness issued or incurred in substitution or exchange for indebtedness for money borrowed and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (b) all obligations of such Person (i) under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities), (ii) under any interest rate, currency, commodity or other hedging, swap, forward or option agreement, (iii) under any performance bond, banker’s acceptance or letter of credit, but only to the extent drawn or called prior to the Closing and (iv) for all capitalized lease obligations as determined in accordance with GAAP; (c) all obligations of the type referred to in clauses (a) and (b) of any Person for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise; and (d) for clauses (a) through (c), any termination fees, prepayment penalties, change of control, “breakage” cost or similar payments (but excluding, for the avoidance of doubt, any cash collateral required in respect of any performance bond, banker’s acceptance or letter of credit) associated with the repayments of the items set forth in clauses (a) through (c) on the Closing Date to the extent paid on the Closing Date. For the avoidance of doubt, no Current Liabilities or Fixed Costs shall be considered Indebtedness.
“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.
“Indemnifying Party” means the Seller pursuant to Section 7.01 or Section 9.02 and the Purchaser (or any other Affiliate of the Purchaser that owns all or substantially all of the Business) pursuant to Section 7.01 or Section 9.03, as the case may be.
“Intellectual Property” means all intellectual property rights in any jurisdiction throughout the world, including: (a) patents and patent applications, (b) trademarks, service marks, trade names, trade dress and domain names, together with the goodwill associated therewith, (c) intellectual property rights in data, data compilations and databases, (d) rights in works of authorship and copyrights, including copyrights in Software, (e) registrations and applications for registration of any of the foregoing under clauses (a) - (d) of this definition; (f) trade secrets, including to the extent the following constitute trade secrets under applicable Law, know how, formulae, methods, techniques, and processes; and (g) all rights to sue for and remedies against past, present, and future infringement, misappropriation, or other violation of any of the foregoing.

“Intercompany” means the relationship between an Acquired Company, on the one hand, and the Seller or any of its Affiliates (other than any of the Acquired Companies), on the other hand.
“Intercompany Agreements” means any Contract, or arrangement or commitment, including any credit or funding agreement, facility or other arrangement, receivable, payable, claim, demand, right, loan, in each case between an Acquired Company, on the one hand, and the Seller or any of its Affiliates (other than any of the Acquired Companies), on the other hand.
“IRS” means the Internal Revenue Service of the United States.
“IT Assets” means Software, computer systems, hardware, and networks.
“Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).
“Leased Real Property” means (a) the real property leased by the Seller or any of the Asset Sellers, as tenant, that is Related to the Business and (b) the real property leased by the Acquired Companies, in each case, as tenant, together with all buildings and other structures, facilities or improvements currently or hereafter located thereon of any of the Acquired Companies or the Seller or any of the Asset Sellers to the extent used in the Business (and fixtures attached or appurtenant thereto), as the case may be, and all easements, licenses, rights and appurtenances relating to the foregoing.
“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising under any Contract.
“Marketing Period” means the first period of fifteen (15) consecutive Business Days after the date of this Agreement throughout and at the end of which (a) the conditions set forth in Section 8.02(a) have been satisfied (except for those conditions that (1) by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction of such conditions or waiver by the party hereto entitled to waive such conditions or (2) the failure of which to be satisfied is attributable primarily to a breach by the Purchaser of its representations, warranties, covenants and agreements contained in this Agreement), assuming that the Closing were to be scheduled for any time during such fifteen (15) consecutive Business Day period and (b) the Seller shall have given the Purchaser the Required Financial Information that the Company is required to provide pursuant to Section 5.10(b); provided that (i) the Marketing Period shall exclude May 30, 2016, July 1, 2016 and July 4, 2016 as Business Days (it being understood and agreed that any period including such dates shall be deemed consecutive for purposes of this definition) and (ii) if the Marketing Period has not been completed prior to August 19, 2016, it shall be deemed not to have commenced prior to September 6, 2016; provided, further, that the Marketing Period shall end on any earlier date that is the date on which the proceeds of the Debt Financing are obtained in full; provided, further, that if the Seller in good faith reasonably believes that the Purchaser has received the Required Financial Information, it may (but shall not be obligated to) deliver to the Purchaser a written notice to that effect (stating when it believes it completed any such delivery), in which case the Seller shall be deemed to have delivered the Required Financial Information as of the date of delivery of such notice unless the Purchaser in good faith reasonably believes that the Seller has not completed delivery of the Required

Financial Information and, within two (2) Business Days after the delivery of such notice by the Seller, the Purchaser delivers a written notice to the Seller to that effect (stating with reasonable specificity which elements of the Required Financial Information the Company has not delivered), in which case the Required Financial Information shall be deemed to be delivered immediately upon delivery by the Seller of information reasonably addressing the points contained in such notice from the Purchaser.
“Material Adverse Effect” means any circumstance, change, effect, development or condition that, individually or considered together with all other circumstances, changes, effects, developments and conditions, has had or would reasonably be expected to (a) have a material adverse effect on the business, results of operations, assets or financial condition of the Business, taken as a whole or (b) materially delay or prevent the ability of the Seller to consummate the transactions contemplated by this Agreement; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a “Material Adverse Effect” or a breach of a representation, warranty, covenant or agreement that is qualified by the term “Material Adverse Effect”: (i) events, circumstances, changes or effects that generally affect the industries in which the Business operates (including legal and regulatory changes), (ii) general economic, market, business, regulatory or political conditions (or changes therein) or events, circumstances, changes, effects or developments affecting the financial, credit, securities, commodities or derivatives markets in the United States or in any other country or region in the world, including changes in interest rates or foreign exchange rates, (iii) events, circumstances, changes or effects arising from, or attributable to, the announcement of the execution of this Agreement or the pendency of the transactions contemplated hereby, (iv) any reduction in the price of services or products offered by the Business in response to the reduction in price of comparable services or products offered by a competitor, (v) any circumstance, change, effect or development that results from compliance with the terms of, or the taking of any action required or contemplated by, this Agreement or the Ancillary Agreements, or any action taken, or failure to take action, or such other changes, in each case which the Purchaser or any of its Affiliates has approved, consented to or requested or otherwise taken or omitted to take (or any action not taken as a result of the failure of the Purchaser to consent to any action requiring the Purchaser’s consent pursuant to Section 5.01), (vi) events, circumstances, changes or effects arising from, or attributable to, acts of terrorism or war (whether or not declared) occurring after the date hereof, including any escalation or worsening thereof, (vii) events, circumstances, changes or effects arising from, or attributable to, natural disasters, (viii) events, circumstances, changes or effects arising from, or attributable to, changes (or proposed changes) or modifications in GAAP, other applicable accounting standards or applicable Law or the interpretation or enforcement thereof and (ix) the failure by the Business to meet any estimates, expectations, projections or budgets for any period (provided that, to the extent not the subject of any of the foregoing clauses (i) through (viii) above, the underlying cause of such failure may be taken into account to determine whether a Material Adverse Effect has occurred), except in the cases of clauses (i), (ii), (vi), (vii) and (viii) to the extent such circumstance, change, effect, development or condition has a materially disproportionate effect on the Business, taken as a whole, compared with other Persons operating in the industries in which the Business operates.

“Minimum Cash Amount” means an amount equal to $11,717,000 (Eleven Million Seven Hundred Seventeen Thousand U.S. Dollars); provided that at least $10,000,000 (Ten Million U.S. Dollars) of such amount shall be Available Cash.
“Neutral Accountant” means an independent accounting firm of international reputation with expertise in accounting matters reasonably acceptable to the Seller and the Purchaser.
“Objection Deadline Date” means the date 30 days after delivery by the Purchaser to the Seller of the Initial Closing Statement.
“Off-the-Shelf Software” means non-exclusive “shrink-wrap” and “click-wrap” licenses and non-exclusive licenses concerning generally commercially available software.
“ordinary course of business” or any similar expression means in the ordinary course of the applicable Person’s business consistent with past practice.
“Owned Intellectual Property” means all Intellectual Property owned by (i) the Company, (ii) any Acquired Subsidiary or (iii) where Related to the Business, any Asset Seller.
“Permitted Encumbrances” means (a) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings and (b) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Seller or any of the Acquired Companies or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), and (c) all other Encumbrances (other than, for the purpose of Section 5.01(e) only, any Encumbrances applying to Intellectual Property) which do not affect materially and adversely the current use or occupancy of the Asset subject thereto.
“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.
“Personally Identifiable Information” means any information that alone or in combination with other information held by the Seller, the Asset Sellers or the Acquired Companies can be used to specifically identify a Person or a specific device.
“Post-Closing Period” means any taxable period (or portion thereof) beginning after the date of the Closing.
“Pre-Closing Period” means any taxable period (or portion thereof) ending on or prior to the date of the Closing.

“Public Software” means any Software that contains, or is derived in any manner from, in whole or in part, any Software that is distributed as freeware, shareware, open source software (e.g., Linux) or similar licensing or distribution models, including but not limited to (a) the GNU General Public License (GPL) or Lesser/Library GPL (LGPL); (b) the Artistic License (e.g., PERL); (c) the Mozilla Public License; (d) the Netscape Public License; (e) the Sun Community Source License (SCSL); (f) the Sun Industry Standards Source License (SISSL); (g) the BSD License; (h) Red Hat Linux; (i) the Apache License; and (j) any other license or distribution model described by the Open Source Initiative as set forth on www.opensource.org.
“Purchase Price Bank Account” means a bank account in the United States to be designated by the Seller in a written notice to the Purchaser at least two (2) Business Days before the Closing.
“Purchaser Fundamental Representations” means the representations and warranties of the Purchaser contained in Section 4.01 and Section 4.02(a).
“Real Property” means all land, buildings, improvements and fixtures erected thereon and all appurtenances related thereto.
“Reference Statement of Working Capital” means the statement setting forth certain assets and liabilities of the Business, dated as of February 29, 2016, a copy of which is set forth on Section 1.01(a) of the Disclosure Schedule, and which was prepared in accordance with the Accounting Principles.
“Registered” means issued by, registered or filed with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.
“Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes.
“Related to the Business” means primarily used or held for use by the Seller or the Asset Sellers in, or primarily related to, or primarily arising from, the Business.
“Representatives” means, with respect to any Person, such Person’s Affiliates and its and their respective directors, officers, employees, agents and advisors (including legal, financial and accounting advisors).
“Required Financial Information” means (i) the unaudited consolidated balance sheet and related statements of income and cash flows of the Business for each fiscal quarter of the Business ended after December 31, 2015 and ended at least forty-five (45) days before the Closing Date, (ii) all reasonably customary and relevant historical financial information to the extent reasonably available to the Business and that is reasonably required to permit the Purchaser to prepare a pro forma consolidated balance sheet of the Business as of the last day of the most recently completed four fiscal quarter period ended at least forty-five (45) days prior to the Closing Date prepared after giving effect to the transactions contemplated by this Agreement as if such transactions had occurred as of such date, which the Purchaser need not prepare in compliance with Regulation S-X of the Securities Act and (iii) such other information regarding the Business, to the extent reasonably available to the Business and reasonably requested by the Purchaser to the extent such information is customarily delivered by a borrower for the preparation of a customary bank information memorandum and lender presentations for a bank financing of the type contemplated by the Debt Financing.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Seller Credit Support Instruments” means any guaranty, any keepwell, bonding arrangements, net worth maintenance agreement, letter of credit, reimbursement obligation, letter of comfort or other instrument imposing any obligations on the Seller or any Affiliate of the Seller (other than the Acquired Companies) with respect to the Business or otherwise for the benefit of the Business.
“Seller Fundamental Representations” means the representations and warranties of the Seller contained in Section 3.01, Section 3.02, Section 3.03, Section 3.04(a), and Section 3.23.
“Seller Plans” means the compensation and benefit plans (as defined under ERISA Section 3(3), whether or not subject to ERISA), programs or arrangements, whether or not reduced to writing, which are contributed to, sponsored or maintained or required to be contributed to, sponsored or maintained by the Seller for the benefit of any current or former Business Employee, and any Contracts or arrangements between the Seller or any of its ERISA Affiliates (other than an Acquired Company) and a current or former employee, director or consultant of the Business under which the Seller or such ERISA Affiliate (other than an Acquired Company) has or could have Liability; provided, however, that “Seller Plans” do not include any Contract or plan of the Seller to pay any retention or stay bonus which will be satisfied before the Closing or retained by the Seller on and after the Closing.
“Seller’s Knowledge”, “Knowledge of the Seller” or similar terms used in this Agreement mean the actual knowledge (after reasonable inquiry) of the Persons listed in Exhibit D as of the date of this Agreement.
“Software” means computer programs, computer applications and code, including source code and object code, and all Intellectual Property therein.
“Straddle Period” means any taxable period beginning on or prior to and ending after the date of the Closing.
“Subsidiary” means, with respect to a party hereto, any corporation, partnership, limited liability company or other entity, whether incorporated or unincorporated, of which (a) such party or any other Subsidiary of such party is a managing member or general partner; (b) at least a majority of the securities or other equity interests having by their terms ordinary voting power to elect a majority of the directors or others performing similar functions with respect to such entity is directly or indirectly owned or controlled by such party or by any one or more of such party’s Subsidiaries, or by such party and one or more of its Subsidiaries or (c) at least a majority of the equity securities or other equity interests is directly or indirectly owned or controlled by such party or by any one or more of such party’s Subsidiaries, or by such party and one or more of its Subsidiaries.

“Target Closing Date Working Capital Amount” means $(5,307,956) (negative Five Million Three Hundred and Seven Thousand Nine Hundred Fifty-Six U.S. Dollars).
“Tax” or “Taxes” means any and all taxes of any kind, charges, fees, customs, levies, duties, imposts, required deposits or other assessments, including all net income, capital gains, gross income, gross receipt, property, franchise, sales, use, excise, withholding, payroll, employment, social security, worker’s compensation, unemployment, occupation, capital stock, ad valorem, value added, transfer, gains, profits, net worth, asset, transaction, and other similar taxes, duties or levies (together with any and all interest, penalties, and additions to tax imposed with respect thereto), imposed by any Taxing Authority.
“Tax Attribute” means any Tax attribute, including any loss, loss carryforward, credit, credit carryforward, prepaid Tax or refund, and any claim for or right to receive any of the foregoing.
“Tax Returns” means any and all returns, reports and forms (including elections, claims for refund, declarations, amendments, schedules, information returns and statements, and schedules and attachments thereto) filed or required to be filed with a Taxing Authority with respect to Taxes.
“Taxing Authority” means any Governmental Authority that is responsible for the administration or imposition of any Tax or Conveyance Tax.
“Transferred Leased Real Property” means all Leased Real Property that is subject to a Transferred Lease.
“Transferred Leases” means (a) the Assigned Leases and (b) the assignments, leases, subleases and license agreements, together with all amendments and modifications to the same, relating to Leased Real Property which are held by an Acquired Company and ownership of which shall be transferred as part of the Shares.
“Transition Services Agreement” means the transition services agreement to be entered into by the Seller and the Purchaser as of the Closing, substantially in the form attached hereto as Exhibit E.
“VAT” means value added Tax, goods and services Tax and any other similar Tax.

SECTION 1.02Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Location
Acquired Company Assets	Section 3.15(a)
Acquisition Financing	Section 4.05(b)
Agreement	Preamble
Allocation	Section 2.04(b)
Allocation Accounting Firm	Section 2.04(b)
Alternate Debt Financing	Section 5.10(a)(iii)

Asset Seller	Recitals
Asset Sellers	Recitals
Assets	Section 3.15(a)
Assumed Liabilities	Section 2.03(a)
Business	Recitals
CFIUS Approval	Section 8.01(d)
Closing	Section 2.05(a)
Closing Date	Section 2.05(a)
Closing Date Payment Amount	Section 2.08(a)
Closing Overpayment	Section 2.08(e)(ii)
Closing Underpayment	Section 2.08(e)(i)
Common Stock	Section 3.04(a)
Company	Recitals
Company Acquisition Proposal	Section 5.15(a)
Competing Activities	Section 5.11(b)
Confidentiality Agreement	Section 5.03(a)
Contest	Section 7.03(b)
Debt Commitment Letters	Section 4.05(b)
Debt Financing	Section 4.05(b)
Disputed Items	Section 2.08(c)
Equity Commitment	Section 4.05(b)
Estimated Closing Cash Amount	Section 2.05(b)
Estimated Closing Date Payment Amount	Section 2.05(c)
Estimated Closing Date Working Capital Excess	Section 2.05(b)
Estimated Closing Date Working Capital Shortfall	Section 2.05(b)
Estimated Closing Indebtedness Amount	Section 2.05(b)
Excluded Assets	Section 2.02(b)
Excluded Liabilities	Section 2.03(b)
Existing Stock	Section 5.06(b)
Extended Outside Date	Section 10.01(a)
Financial Statements	Section 3.07(a)
Financing Commitments	Section 4.05(b)
Foreign Plan	Section 3.16(g)
Inactive Offer Employees	Section 6.01(b)(iii)
Initial Closing Statement	Section 2.08(a)
Interest Rate	Section 2.08(f)
Interim Financial Statement	Section 3.07(a)
Loss	Section 9.02
Material Clients	Section 3.20
Material Contracts	Section 3.19(a)
New Debt Commitment Letter	Section 5.10(a)(iii)
Notice of Acceptance	Section 2.08(c)
Notice of Disagreement	Section 2.08(c)
Offer Employees	Section 6.01(b)(i)
Outside Date	Section 10.01(a)
Parties	Preamble

Permits	Section 3.11
Purchase Price	Section 2.04(a)
Purchased Assets	Section 2.02(a)
Purchaser	Preamble
Purchaser Benefit Plans	Section 6.02(a)
Purchaser DC Plan	Section 6.04
Purchaser Flexible Account Plan	Section 6.02(c)
Purchaser Group	Section 5.14
Purchaser Indemnified Party	Section 9.02
Purchaser Non-Qualified Plan	Section 6.05
Purchaser Related Parties	Section 5.13(a)
Purchaser Welfare Plans	Section 6.02(b)
Retained Names and Marks	Section 5.06(a)
Seller	Preamble
Seller DC Plan	Section 6.04
Seller Flexible Account Plan	Section 6.02(c)
Seller Indemnified Party	Section 9.03
Seller Non-Qualified Plans	Section 6.05
Seller Related Parties	Section 5.13(a)
Shares	Recitals
Termination Fee	Section 10.03
Third Party Claim	Section 9.05(b)
Transaction	Section 2.05(a)
Transferred Employee	Section 6.01(c)
Transferred IP	Section 2.02(a)(xiii)
Transferred Personal Property	Section 2.02(a)(v)
Transferred Records	Section 2.02(a)(xii)

SECTION 1.03Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:
(a)when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;
(b)the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;
(c)whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;
(d)the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement; the term “as of the date hereof,” when used in this Agreement, means as of the date of this Agreement;

(e)all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;
(f)the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;
(g)references to a Person are also to its successors and permitted assigns;
(h)when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the immediately following Business Day; and
(i)the use of “or” is not intended to be exclusive unless expressly indicated otherwise.
ARTICLE II

PURCHASE AND SALE
SECTION 2.01Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller, all right, title and interest in the Shares, free and clear of all Encumbrances (except Permitted Encumbrances and Encumbrances created by the Purchaser).
SECTION 2.02Purchase and Sale of Assets.
(a)Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall, and shall cause the Asset Sellers to, sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller and the Asset Sellers, all of the Seller’s and the Asset Sellers’ right, title and interest in and to, as of immediately prior to the Closing, all assets, properties or rights to the extent Related to the Business, whether or not any of such assets, properties or rights have any value for accounting purposes or are carried or reflected on or specifically referred to in the Seller’s books or financial statements (other than the Excluded Assets) (collectively, the “Purchased Assets”), in each case free and clear of any Encumbrances (except Permitted Encumbrances and Encumbrances created by the Purchaser), including:
(i)the goodwill of the Seller and the Asset Sellers Related to the Business;
(ii)all accounts receivable and other claims for money or other obligations due to the Seller or any of the Asset Sellers and Related to the Business;

(iii)all pre-paid expenses, deposits, advances, prepayments, prepaid assets and refunds (excluding Tax refunds, credits or similar benefits) of the Seller or any of the Asset Sellers and Related to the Business;
(iv)all of the Seller’s and each of the Asset Seller’s right, title and interest in and to the furniture, fixtures and office equipment located at any of the Leased Real Properties relating to the Assigned Leases;
(v)all of the Seller’s and each of the Asset Seller’s right, title and interest in and to all IT Assets Related to the Business, including the personal computers and laptops for the Transferred Employees and all other tangible personal property Related to the Business (“Transferred Personal Property”);
(vi)subject to Section 5.05, all rights of the Seller and each of the Asset Sellers under any Contracts Related to the Business, including the Assigned Leases;
(vii)all claims, defenses, causes of action, choses in action, rights of recovery and rights of setoff or reimbursement of any kind, whether choate or inchoate, known or unknown, contingent or noncontingent, of the Seller with respect to the Purchased Assets, including rights to recover past, present and future damages in connection therewith;
(viii)all works in process with respect to future issues or publications (in whatever form of medium) Related to the Business;
(ix)reproductive media Related to the Business, including plates, films, master tapes and record masters;
(x)all promotional and advertising materials Related to the Business;
(xi)all of the Seller’s lists of and all of the Seller’s other demographic information related to current and former subscribers to any publication Related to the Business and all other customer and subscriber lists Related to the Business;
(xii)all books of account, general, financial, and non-income Tax Returns (and supporting workpapers and other records), invoices, shipping records, supplier lists, correspondence and other documents, records and files of the Seller or any of the Asset Sellers and Related to the Business, including all editorial, sales, promotion, market research, readership research, sales media kits, royalty and other files Related to the Business (the “Transferred Records”); provided that the Seller may redact any information from such Transferred Records not used in or otherwise related the Business prior to the delivery of such Transferred Records to the Purchaser and may retain a copy of any Transferred Records relating to tax, accounting or legal matters or otherwise required to be retained pursuant to applicable Law;
(xiii)any Intellectual Property owned by the Seller or any of the Asset Sellers and Related to the Business (“Transferred IP”);

(xiv)any right, property or asset in respect of any Liabilities required to be assumed under Section 6.05; and
(xv)any right, property or asset that is listed or described in Schedule 2.02(a)(xv).
(b)Notwithstanding anything in Section 2.02(a) to the contrary, neither the Seller nor the Asset Sellers shall sell, convey, assign, transfer or deliver, or cause to be sold, conveyed, assigned, transferred or delivered, to the Purchaser, and the Purchaser shall not purchase, and the Purchased Assets shall not include, the Seller’s, the Asset Sellers’ or any of their Affiliates’ right, title and interest to any assets of the Seller, the Asset Sellers or their Affiliates not included in the Purchased Assets or pursuant to the sale, transfer and delivery of the Shares subject to the terms of this Agreement (the “Excluded Assets”), including:
(i)the Purchase Price Bank Account;
(ii)all Cash of the Seller or its Affiliates (other than the Acquired Companies);
(iii)all bank accounts and lockboxes of the Seller, the Asset Sellers and any of their Affiliates (other than the Acquired Companies) used in the Business;
(iv)all inter-company receivables;
(v)any rights to Tax refunds, credits or similar benefits;
(vi)the company seal, minute books, charter documents, stock or equity record books and such other books and records as pertain to the organization, existence or capitalization of the Seller or any of its Affiliates (other than the Acquired Companies), as well as any other records or materials relating to the Seller or any of its Affiliates generally and not Related to the Business involving or related to the Purchased Assets or the operations of the Business;
(vii)except as set forth in Section 5.06, the Retained Names and Marks;
(viii)all income Tax Returns of the Seller, the Asset Sellers and any of their Affiliates;
(ix)all current and prior insurance policies of the Seller or any of its Affiliates and all rights of any nature with respect thereto, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries; and
(x)all claims, defenses, causes of action, choses in action, rights of recovery for reimbursement, contribution, refunds, indemnity or other similar payment recoverable by the Seller or any of its Affiliates from or against any third party to the extent relating to any other Excluded Asset or any Excluded Liability;

(xi)the IT Assets used by the Seller or any of its Affiliates (other than the Acquired Companies) to provide Services (as defined in the Transition Services Agreement) under the Transition Services Agreement; provided that, notwithstanding the foregoing, any such IT Assets that are either Transferred Personal Property or IT Assets of the Acquired Companies shall not constitute Excluded Assets hereunder;
(xii)any assets of the Seller or its Affiliates that are sold or otherwise disposed of prior to the Closing; and
(xiii)any right, property or asset that is listed or described in Schedule 2.02(b)(xiii).
SECTION 2.03Assumption and Exclusion of Liabilities.
(a)Upon the terms and subject to the conditions set forth in this Agreement, the Purchaser shall, by executing and delivering, at the Closing, the Assumption Agreement, assume, and agree to pay, perform and discharge when due, any and all of the Liabilities of the Seller and the Asset Sellers to the extent relating to the Business or the Purchased Assets, other than the Excluded Liabilities set forth in Section 2.03(b) below (the “Assumed Liabilities”). The Assumed Liabilities include, but are not limited to, the following:
(i)all Liabilities arising from or in respect of any Purchased Asset or the operation of the Business on or prior to the Closing Date;
(ii)all Indebtedness reflected in the Final Closing Statement;
(iii)all Liabilities of the Seller or any Asset Seller arising under the Contracts Related to the Business assumed by the Purchaser;
(iv)all accounts payable and liabilities, obligations and commitments, regardless of when asserted, billed or imposed, to the extent Related to the Business, including all Liabilities reflected on the Final Closing Statement;
(v)all Liabilities arising from or in respect of any Action, relating to or arising from the conduct of the Business, pending or threatened against the Business or the Purchased Assets, including any indemnity obligations related to such Liabilities;
(vi)all Liabilities in respect of the Transferred Employees that are incurred following the Closing, except for any such Liabilities that are specifically retained by the Seller in this Agreement;
(vii)all Taxes to the extent relating to the Purchased Assets or the Business other than Excluded Asset Seller Taxes; and
(viii)all Liabilities set forth in Schedule 2.03(a)(viii).
(b)The Seller shall retain, and shall be responsible for paying, performing and discharging when due, and the Purchaser shall not assume or have any responsibility for, the following Liabilities (the “Excluded Liabilities”):

(i)all Excluded Asset Seller Taxes;
(ii)all Liabilities to the extent relating to the Excluded Assets, including all Liabilities of the Asset Sellers not Related to the Business;
(iii)all costs and expenses incurred by the Seller or its Affiliates in connection with the Transaction;
(iv)Liabilities under Seller Plans other than those expressly allocated to the Purchaser under ARTICLE VI of this Agreement; and
(v)the Seller’s obligations under this Agreement and each Ancillary Agreement, and each Asset Seller’s obligations under the Ancillary Agreements to which such Asset Seller is a party.
SECTION 2.04Purchase Price; Allocation of Purchase Price.
(a)Subject to the adjustments set forth in Section 2.08, the purchase price for the Shares and the Purchased Assets shall be $1,130,000,000 (the “Purchase Price”).
(b)Schedule 2.04(b) shall reflect the allocation of the Purchase Price among the Shares and each of the Asset Sellers. Within 60 days after the determination of the Final Closing Statement pursuant to Section 2.08, the Seller shall provide the Purchaser with an allocation of the sum of the Purchase Price and any other items that are treated as additional consideration for Tax purposes among the Shares and the Purchased Assets in accordance with Schedule 2.04(b) and Section 1060 of the Code and the Regulations for the Purchaser’s review and comment (the “Allocation”). If the Purchaser does not provide any comments to the Seller in writing within 30 days following delivery by the Seller of the proposed Allocation, then the Allocation proposed by the Seller shall be deemed to be final and binding, absent manifest error. If, however, the Purchaser submits comments to the Seller within such 30-day period, the Purchaser and the Seller shall negotiate in good faith to resolve any differences within 20 days. If the Seller and the Purchaser are unable to reach a resolution within such 20-day period, then all remaining disputed items shall be submitted for resolution by an internationally-recognized, independent accounting firm mutually selected by the Purchaser and the Seller (the “Allocation Accounting Firm”), which shall make a final determination as to the disputed items within 30 days after such submission, and such determination shall be final, binding and conclusive on the Seller and the Purchaser. The fees and disbursements of the Allocation Accounting Firm shall be shared equally between the Seller and the Purchaser. Upon any subsequent adjustments to the sum of the Purchase Price and any other items that are treated as additional consideration for Tax purposes, the Seller shall prepare an updated Allocation in a manner consistent with this Section 2.04(b), Section 1060 of the Code and the Regulations thereunder. For all Tax purposes, the Purchaser and the Seller agree that the transactions contemplated by this Agreement shall be reported in a manner consistent with the terms of this Agreement, including the Allocation, and that neither of them will take any position inconsistent therewith in any Tax Return, in any refund claim, in any litigation, or otherwise. The Seller and the Purchaser agree to consult, and to cause their respective Affiliates to consult, with one another with respect to any Tax audit, controversy or litigation relating to the Allocation by the IRS or another Taxing Authority (it being understood that, notwithstanding the foregoing, in the event the

IRS or any other Taxing Authority challenges any position taken by any Party relating to the Allocation, such Party may settle or litigate such challenge without the consent of, or liability to, the other Party).
SECTION 2.05Closing.
(a)Subject to the terms and conditions of this Agreement, the sale and purchase of the Shares and the Purchased Assets and the assumption of the Assumed Liabilities contemplated by this Agreement (the “Transaction”) shall take place at a closing (the “Closing”) to be held at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York at 10:00 A.M. EST on the later of (i) the third (3rd) Business Day following the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Section 8.01 and Section 8.02 (other than those conditions that, by their terms, are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) and (ii) the earlier of (x) the date during the Marketing Period to be specified by the Purchaser on no fewer than three (3) Business Days’ notice to the Seller (it being understood that such date may be conditioned upon the simultaneous completion of the Debt Financing) (y) the first Business Day following the final day of the Marketing Period and (z) so long as the conditions to the obligations of the Parties set forth in Section 8.01 and Section 8.02 (other than those conditions that, by their terms, are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) are satisfied or waived as of such date, September 27, 2016, or at such other place or at such other time or on such other date as the Seller and the Purchaser may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).
(b)No later than five (5) Business Days prior to the scheduled Closing Date, the Seller shall deliver to the Purchaser, together with reasonably detailed supporting information, a written statement that sets forth the Seller’s good faith estimate, applying the Accounting Principles, of (i) the Closing Indebtedness Amount (the “Estimated Closing Indebtedness Amount”), (ii) the Closing Cash Amount (the “Estimated Closing Cash Amount”), and (iii) the Closing Date Working Capital Amount and either the resulting Closing Date Working Capital Excess (the “Estimated Closing Date Working Capital Excess”) or Closing Date Working Capital Shortfall (the “Estimated Closing Date Working Capital Shortfall”), as the case may be, and (iv) the Seller’s calculation of the Estimated Closing Date Payment Amount. With respect to the Closing Date Working Capital Amount and either the Estimated Closing Date Working Capital Excess or the Estimated Closing Date Working Capital Shortfall, as applicable, the written statement setting forth the Estimated Closing Date Payment Amount shall be prepared in a consistent manner with the Reference Statement of Working Capital. To the extent reasonably requested by the Purchaser, the Seller shall give reasonable access during normal business hours to all the Purchaser and its Representatives records and work papers to the extent they relate to and were used in preparing the statement setting forth the Estimated Closing Date Payment Amount, including the estimates provided in clauses (i) through (iii) above, and provide reasonable access to members of its accounting and financial staff in connection with the Purchaser’s review thereof. The Seller will review any comments proposed by the Purchaser with respect to the statement setting forth the Estimated Closing Date Payment Amount, and will consider, in good faith, any appropriate changes. If the Seller and the Purchaser agree to any changes to any of Estimated Closing Indebtedness Amount, Estimated Closing Cash Amount, Estimated Closing Date Working Capital Excess or Estimated Closing Date Working

Capital Shortfall, as applicable, the term “Estimated Closing Date Payment Amount” as used in this Agreement shall be deemed to reflect such changes; provided that if the Seller does not agree to make any changes, the Estimated Closing Date Payment Amount set forth in the written statement provided by the Seller to the Purchaser pursuant to this Section 2.05(b) shall be binding only for purposes of determining the Estimated Closing Date Payment Amount pursuant to Section 2.05(c).
(c)The “Estimated Closing Date Payment Amount” shall be an amount equal to the following:
(i)the Purchase Price;
(ii)minus the Estimated Closing Indebtedness Amount;
(iii)plus the Estimated Closing Cash Amount; and
(iv)either plus the Estimated Closing Date Working Capital Excess or minus the Estimated Closing Date Working Capital Shortfall, as the case may be.
SECTION 2.06Closing Deliveries by the Seller. At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser:
(a)evidence of the transfer, reasonably satisfactory to the Purchaser, of the Shares to the Purchaser;
(b)duly executed counterparts to the Bill of Sale;
(c)duly executed counterparts to the Assumption Agreement;
(d)a duly executed counterpart to each Assignment of Lease;
(e)a duly executed counterpart to the Transition Services Agreement;
(f)a receipt for the Estimated Closing Date Payment Amount;
(g)a certificate of non-foreign status of the Seller prepared pursuant to Section 1.1445-2(b)(2) of the Regulations;
(h)a certificate of a duly authorized officer of the Seller certifying as to the matters set forth in Section 8.02(a); and
(i)all such other documents, agreements, instruments, writings and certificates as the Purchaser may reasonably request as are necessary for the Seller to satisfy its obligations hereunder.
SECTION 2.07Closing Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver or cause to be delivered to the Seller:
(a)the Estimated Closing Date Payment Amount by wire transfer in immediately available funds to the Purchase Price Bank Account;
(b)a duly executed counterpart to the Bill of Sale;

(c)a duly executed counterpart to the Assumption Agreement;
(d)a duly executed counterpart to each Assignment of Lease;
(e)a duly executed counterpart to the Transition Services Agreement; and
(f)a certificate of a duly authorized officer of the Purchaser certifying as to the matters set forth in Section 8.01(a); and
(g)all such other documents, agreements, instruments, writings and certificates as the Seller may reasonably request as are necessary for the Purchaser to satisfy its obligations hereunder.
SECTION 2.08Post-Closing Adjustment of Purchase Price.
(a)As soon as reasonably practical after the Closing, but in no event later than 75 days after the Closing Date, the Purchaser shall prepare and deliver to the Seller a statement prepared in good faith and in accordance with the Accounting Principles, together with reasonably detailed supporting information (the “Initial Closing Statement”), setting forth the Purchaser’s determination of (i) the Closing Indebtedness Amount, (ii) the Closing Cash Amount, (iii) the Closing Date Working Capital Amount and either the resulting Closing Date Working Capital Excess or Closing Date Working Capital Shortfall, as the case may be, and (iv) the amount of the closing date payment (the “Closing Date Payment Amount”) calculated in accordance with Section 2.05(c) and in a manner consistent with the Reference Statement of Working Capital, using the amounts of the Closing Indebtedness Amount, the Closing Cash Amount and the Closing Date Working Capital Excess or Closing Date Working Capital Shortfall, as applicable, instead of the estimated amounts for each such item.
(b)Throughout the period following the Closing Date until the determination of the Final Closing Statement, the Purchaser and the Acquired Companies shall permit the Seller and its Representatives reasonable access (with the right to make copies), during normal business hours upon reasonable advance notice, to the relevant financial books and records of the Purchaser and the Acquired Companies solely for the purposes of the review and objection right contemplated herein, together with reasonable access to the individuals responsible for the preparation of the Initial Closing Statement in order to respond to the inquiries of the Seller and its Representatives related thereto.
(c)The Seller shall deliver to the Purchaser by the Objection Deadline Date either a notice indicating that the Seller accepts the Initial Closing Statement (the “Notice of Acceptance”) or a detailed statement describing each of its objections to the Initial Closing Statement (the “Notice of Disagreement”). If the Seller timely delivers a Notice of Disagreement, only those matters specified in such Notice of Disagreement shall be deemed to be in dispute (such matters, the “Disputed Items”) and all such Disputed Items shall be based only on (i) mathematical or clerical errors or (ii) that the calculation of the amounts included in the Initial Closing Statement were not determined in accordance with the Accounting Principles. The Notice of Disagreement shall specify what the Seller reasonably believes is the correct amount for each Disputed Item. Any component of the calculations set forth in the Initial Closing Statement that is not the subject of a timely delivered

Notice of Disagreement by the Seller shall be final and binding upon the Seller and the Purchaser, unless the resolution of any Disputed Item affects an undisputed component of the Initial Closing Statement, in which case such undisputed component shall, notwithstanding the failure to object to such component in the Notice of Disagreement, be considered a “Disputed Item” to the extent affected by such resolved Disputed Item.
(d)The Disputed Items shall be resolved as follows:
(i)The Seller and the Purchaser shall first use their reasonable efforts to resolve such Disputed Items.
(ii)Any resolution by the Seller and the Purchaser as to such Disputed Items shall be final and binding upon the Parties.
(iii)If the Seller and the Purchaser do not reach a resolution of all Disputed Items within 30 days after delivery of the Notice of Disagreement, the Seller and the Purchaser shall, within 15 days following the expiration of such 30-day period, engage the Neutral Accountant to resolve any Disputed Items. If one or more Disputed Items are submitted to the Neutral Accountant for resolution, the Seller and the Purchaser shall enter into a customary engagement letter, and, to the extent necessary, each Party shall waive and cause its Affiliates to waive any then-existing conflicts with the Neutral Accountant and shall cooperate with the Neutral Accountant in connection with its determination pursuant to this Section 2.08. Within fifteen (15) Business Days after the Neutral Accountant has been retained, each of the Seller and the Purchaser shall furnish, at its own expense, to the Neutral Accountant and the other Party a written statement of its positions with respect to each Disputed Item. Within ten (10) Business Days after the expiration of such 15 Business Day period, each of such Party may deliver to the Neutral Accountant and to each other its response to the other’s position on each Disputed Item. With each submission, each Party shall furnish to the Neutral Accountant such information and documents as may be requested by the Neutral Accountant and may also furnish to the Neutral Accountant such other information and documents as such Party deems relevant, in each case with copies being given to the other such Party substantially simultaneously. The Neutral Accountant shall, at its discretion or at the written request of the Seller and the Purchaser, conduct a conference concerning the Disputed Items and each of the Seller or the Purchaser shall have the right to present additional documents, materials and other information and to have present its Representatives at such conference. No Party or its Representatives shall be permitted to engage in any ex-parte communications (whether written or oral) with the Neutral Accountant.
(iv)The Neutral Accountant shall be instructed to resolve only the Disputed Items and shall be instructed not to investigate any other matter independently. In resolving any Disputed Item, the Neutral Accountant may not assign a greater or lesser value to any Disputed Item than that assigned to such Disputed Item by the Purchaser or the Seller in the Initial Closing Statement or the Notice of Disagreement, as applicable. The Seller and the Purchaser shall request that the Neutral Accountant (A) make a final determination of all the Disputed Items within forty (40) Business Days from the date the Disputed

Items were submitted to the Neutral Accountant and (B) provide a reasonably detailed basis for its determination in respect of each Disputed Item.
(v)The resolution by the Neutral Accountant of the Disputed Items, absent fraud, intentional misconduct or manifest error, shall be final and binding upon the Parties. The Parties agree that the procedures set forth in this Section 2.08(d) for resolving disputes with respect to the Initial Closing Statement and the Closing Date Working Capital Amount shall be the sole and exclusive method for resolving any such disputes.
(vi)The Purchaser and Seller shall each bear one-half of the fees and expenses of the Neutral Accountant.
(vii)The Neutral Accountant shall act as an expert, not as an arbitrator, in resolving such Disputed Items. The proceeding before the Neutral Accountant shall be an expert determination under applicable Laws governing expert determination and appraisal proceedings.
(e)The Initial Closing Statement, including any modifications resulting from the resolution pursuant to Section 2.08(d) of any Disputed Items set forth in the Notice of Disagreement, shall be deemed to be the Final Closing Statement and be final and binding upon the Seller and the Purchaser for the purposes of this Agreement upon the earliest to occur of (i) the delivery by the Seller of the Notice of Acceptance or the failure of the Seller to deliver the Notice of Disagreement by the Objection Deadline Date; (ii) the resolution of all Disputed Items by the Seller and the Purchaser pursuant to Section 2.08(d)(ii); and (iii) the resolution of all Disputed Items pursuant to Section 2.08(d)(iv) by the Neutral Accountant. Within five (5) Business Days after the Final Closing Statement becomes or is deemed to be final and binding upon the Parties, an adjustment to the Estimated Closing Date Payment Amount and a payment by wire transfer of immediately available funds in respect thereof shall be made as follows:
(i)If the Closing Date Payment Amount, as finally determined in accordance with the foregoing provisions of this Section 2.08, exceeds the Estimated Closing Date Payment Amount (such difference, the “Closing Underpayment”), the Purchaser shall pay to the Seller an amount equal to such Closing Underpayment to the Purchase Price Bank Account.
(ii)If the Closing Date Payment Amount, as finally determined in accordance with the foregoing provisions of this Section 2.08, is less than the Estimated Closing Date Payment Amount (such difference, the “Closing Overpayment”), the Seller shall pay to the Purchaser an amount equal to such Closing Overpayment to a bank account designated in writing by the Purchaser (such designation to be made within two (2) Business Days after the Final Closing Statement becomes or is deemed final).
(iii)For the avoidance of doubt, if the Closing Date Payment Amount, as finally determined in accordance with the foregoing provisions of this Section 2.08, is equal to the Estimated Closing Date Payment Amount, no payment shall be made.

(f)Any payments required to be made by the Seller or the Purchaser pursuant to Section 2.08(e) shall bear interest from the Closing Date through the date of payment at a rate per annum equal to the three (3)-month LIBOR (as published by the British Bankers Association, or, if not published therein, in another authoritative source selected by the Seller and the Purchaser) on the date such payment was required to be made (or if no quotation for three (3)-month LIBOR is available for such date, on the next preceding date for which such quotation is available) plus 150 basis points (the “Interest Rate”).
(g)Absent fraud, no Indemnified Party shall be entitled to be indemnified for any Loss that is reflected in the Final Closing Statement. No amount with respect to a matter shall be included more than once in the calculation of the Closing Date Working Capital Amount.

SECTION 2.09Assignment of Certain Purchased Assets. Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer any Purchased Asset or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment or transfer thereof, without the consent, approval or authorization of a third party, would constitute a breach or other contravention thereof or would in any way adversely affect the rights of the Seller, the Asset Sellers or the Purchaser thereto or thereunder. The Seller shall use reasonable efforts, and the Purchaser shall reasonably cooperate with the Seller, to obtain such consents and waivers and to resolve the impediments to the sale, assignment, transfer, delivery or sublease required by this Agreement or the Ancillary Agreements and to obtain any other consents and waivers necessary to convey to the Purchaser all of the Purchased Assets and for the Purchaser to assume all of the Assumed Liabilities hereunder; provided, however, that the Purchaser shall have no obligation to pay any additional consideration to the Seller of any nature in connection with such consents or waivers. If any such consent, approval or authorization is not obtained prior to the Closing Date, or if an attempted transfer or assignment thereof would be ineffective or would adversely affect the rights of the Seller or the applicable Asset Seller, as the case may be, thereto or thereunder so that the Purchaser would not in fact receive all such rights following the Closing, the Seller and the Purchaser shall, other than with respect to consents, approvals and authorizations subject to Section 5.05, cooperate in a mutually agreeable arrangement under which the Purchaser would obtain the benefits and assume the obligations and bear the economic burdens associated with such Purchased Asset in accordance with this Agreement, or under which the Seller or the applicable Asset Seller, as the case may be, would enforce for the benefit of the Purchaser, at the Purchaser’s cost and expense, any and all of its rights against a third party associated with such Purchased Asset, and the Seller or the applicable Asset Seller, as the case may be, would promptly pay to the Purchaser all monies received by it in respect of any such Purchased Asset.
SECTION 2.10Right to Withhold. Notwithstanding anything in this Agreement to the contrary, the Purchaser shall be entitled to withhold and deduct from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold pursuant to the Code or any other applicable Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made. In the event that an obligation to deduct and withhold from the consideration otherwise payable pursuant to or contemplated by this Agreement arises, the Purchaser shall pay to the Person in respect of which such deduction and withholding were made an additional amount so that the net amount received by such Person will equal the full amount which it would have received had no such deductions or withholding been made; provided that no additional amounts shall be required to be paid to such Person pursuant to this Section 2.10 if, and to the extent that, either: (i) deduction or withholding would have been otherwise required if the Purchaser was organized under the laws of or a Tax resident of the same jurisdiction as such Person or (ii) deduction or withholding would have been required on a payment to a non-resident Person irrespective of the place of organization or Tax residence of the Purchaser. The Purchaser represents that it has no knowledge as of the date hereof of any required deduction or withholding from the consideration otherwise payable pursuant to this Agreement. Prior to making any deduction or withholding from any payment to any Person, the Purchaser shall provide five (5) days’ prior written notice to such Person of the amounts subject to deduction or withholding and to provide to such Person a reasonable opportunity within such five (5) days to provide forms or other evidence that would exempt such amounts from such deduction or withholding under applicable Law. The Purchaser agrees to accept properly completed and duly executed documentation that will permit any consideration otherwise payable pursuant to this Agreement to be made without or at a reduced rate of withholding under applicable Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER
The Seller hereby represents and warrants to the Purchaser as of the date hereof, subject to such exceptions as are disclosed in the Disclosure Schedule, as follows:
SECTION 3.01Organization, Authority and Qualification of the Seller and the Asset Sellers.
(a)The Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority to enter into this Agreement and each Ancillary Agreement to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Seller is duly licensed or qualified to do business and is in good standing (to the extent such concepts are recognized under applicable Law) in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing (x) would not have a Material Adverse Effect or (y) would not be reasonably expected to prevent or materially delay the ability of the Seller to perform its obligations under this Agreement or any of the Ancillary Agreements to which it is a party. The execution and delivery of this Agreement by the Seller and the Ancillary Agreements to which the Seller is a party, the performance by the Seller of its obligations hereunder and thereunder and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Seller. This Agreement has been, and upon their execution the Ancillary Agreements to which it is a party shall have been, duly executed and delivered by the Seller, and (assuming due authorization, execution and delivery by the Purchaser) this Agreement constitutes, and upon their execution the Ancillary Agreements to which it is a party shall constitute, legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms, subject to the Enforceability Exceptions.
(b)Each of the Asset Sellers is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority to enter into each Ancillary Agreement to which it is a party, to carry out its obligations thereunder and to consummate the transactions contemplated thereby. Each Asset Seller is duly licensed or qualified to do business and is in good standing (to the extent such concepts are recognized under applicable Law) in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing (x) would not have a Material Adverse Effect or (y) would not be reasonably expected to prevent or materially delay the ability of any of the Asset Sellers to perform its respective obligations under this Agreement or any of the Ancillary Agreements to which it is a party. The execution and delivery of the Ancillary Agreements to which each Asset Seller is a party, the performance by each Asset Seller of its obligations under the Ancillary Agreements to which such Asset Seller is a party and the consummation by such Asset Seller of the transactions contemplated under the Ancillary Agreements to which such Asset Seller is a party will be prior to the Closing duly authorized by all requisite action on the part of each Asset Seller. Upon their execution, the Ancillary Agreements to which each Asset Seller is a party shall have been duly executed and delivered by such Asset Seller, and (assuming due authorization, execution and delivery by the Purchaser) shall constitute, legal, valid and binding obligations of each of the Asset Sellers, enforceable against each Asset Seller in accordance with their respective terms, subject to the Enforceability Exceptions.
SECTION 3.02Ownership of Shares. The Shares are owned of record and beneficially by the Seller free and clear of all Encumbrances (other than Permitted Encumbrances).
SECTION 3.03Organization, Authority and Qualification of the Acquired Companies. Each of the Acquired Companies has all necessary power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Each of the Acquired Companies is duly licensed or qualified to do business and is in good standing (to the extent such concepts are recognized under applicable Law) in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect.
SECTION 3.04Capitalization; Acquired Subsidiaries.
(a)The authorized capital stock of the Company consists of 2,000 shares of common stock, $0.001 par value per share (the “Common Stock”). All of the Shares are validly issued, fully paid and nonassessable and were not issued in violation of any preemptive rights. The Shares constitute all of the issued and outstanding capital stock of the Company. Each Acquired Subsidiary is a wholly owned direct or indirect subsidiary of the Company.

(b)There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the Shares or obligating either the Seller or the Company to issue or sell any shares of Common Stock, or any other equity interest in, the Company.
(c)Section 3.04(c) of the Disclosure Schedule sets forth, for each Acquired Subsidiary, (i) its jurisdiction of formation, (ii) the number and type of issued equity interests, and (iii) the holders of such equity interests. All equity interests in the Acquired Subsidiaries that are owned, directly or indirectly, by the Company are free and clear of all Encumbrances, have been duly authorized and validly issued, and none of such equity interests has been issued in violation of any preemptive rights. There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the equity interest in any Acquired Subsidiary or obligating the Seller, the Company or any Acquired Subsidiary to issue or sell any equity interest in any of the Acquired Subsidiaries.
SECTION 3.05No Conflict. Assuming compliance with the pre-merger notification and waiting period requirements of the HSR Act and the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 3.06, and except as may result from any facts or circumstances relating solely to the Purchaser or its Affiliates, the execution, delivery and performance of this Agreement and the Ancillary Agreements by the Seller and each Asset Seller that is a party to an Ancillary Agreement do not and will not (a) violate, conflict with, or result in the breach of any provision of the Governing Documents of the Seller, any of the Asset Sellers or any of the Acquired Companies, (b) violate any Law or Governmental Order applicable to the Seller, any of the Asset Sellers or any of the Acquired Companies or (c) violate, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, or result in the creation of any Encumbrance (other than Permitted Encumbrances) on the Shares or any of the Purchased Assets, pursuant to any Material Contract or any Transferred Lease or by which any of the Purchased Assets or the Shares or businesses of the Acquired Companies is bound or affected, except, in the case of clauses (b) and (c), as would not have a Material Adverse Effect.
SECTION 3.06Governmental Consents and Approvals. The execution, delivery and performance of this Agreement by the Seller and each Ancillary Agreement to which it is a party or any Asset Seller that is a party to an Ancillary Agreement, as applicable, does not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except (a) as described in Section 3.06 of the Disclosure Schedule, (b) the pre-merger notification and waiting period requirements of the HSR Act, (c) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not have a Material Adverse Effect, or (d) as may be necessary as a result of any facts or circumstances relating solely to the Purchaser or any of its Affiliates.

SECTION 3.07Financial Information.
(a)True and complete copies of the audited consolidated balance sheets of the Business for the fiscal years ended as of December 31, 2015, December 31, 2014 and December 31, 2013, and the related audited statements of income and cash flows of the Business (collectively, the “Financial Statements”) have been made available by the Seller to the Purchaser. True and complete copies of (i) the unaudited monthly financial information of the Business for March 2016 and (ii) the unaudited financial information of the Business for the quarter ended March 31, 2016 (collectively, the “Interim Financial Statements”), have been made available to the Purchaser.
(b)The Financial Statements (i) were prepared in accordance with the books of account and other financial records of the Seller (except as may be indicated in the notes thereto), (ii) present fairly in all material respects the financial condition and results of operations of the Business as of the dates thereof or for the periods covered thereby and (iii) were prepared in accordance with GAAP. The Interim Financial Statements were prepared from the books and records of the Company and in a manner consistent with the Company’s past practice for preparing similar monthly financial information.
(c)The Seller maintains a system of internal accounting controls sufficient to provide reasonable assurance, in each case Related to the Business, that (i) transactions are executed in accordance with management’s general or specific authorizations and (ii) transactions are recorded as necessary to permit preparation of the Financial Statements in accordance with GAAP and to maintain accountability for assets, except as would not reasonably be expected to be material to the Business.
(d)Since January 1, 2014, none of the Company or the Seller or, to the Seller’s Knowledge, any executive officer of the Company or the Seller, has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or, to the extent Related to the Business, the Seller or their respective internal accounting controls, including any written complaint, allegation, assertion or claim that the Company or, to the extent Related to the Business, the Seller has engaged in questionable accounting or auditing practices.
SECTION 3.08Absence of Undisclosed Material Liabilities. The Business does not have any Liabilities of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, other than Liabilities (a) reflected or reserved against on the Financial Statements (including the notes thereto), (b) set forth in Section 3.08 of the Disclosure Schedule, (c) incurred since December 31, 2015 in the ordinary course of business of the Business or (d) would not be, individually or in the aggregate, material to the Business.
SECTION 3.09Conduct in the Ordinary Course. Since December 31, 2015 and through the date hereof, (a) the Business has been conducted in the ordinary course of business, (b) there has not occurred any Material Adverse Effect and (c) none of the Seller or any of the Asset Sellers (in each case, to the extent Related to the Business) or any of the Acquired Companies has taken any action that, if taken after the date hereof, would constitute a violation of Section 5.01.

SECTION 3.10Litigation. There is no pending or, to Seller’s Knowledge, threatened in writing, Action by or against (a) any of the Acquired Companies or (b) the Seller or any of the Asset Sellers to the extent Related to the Business, in each case pending before any Governmental Authority that would be material to the Business.
SECTION 3.11Compliance with Laws; Permits. Except as would not be material to the Business, the Seller, the Asset Sellers and the Acquired Companies have conducted within the prior two (2)-year period and continue to conduct the Business in accordance with all Laws and Governmental Orders applicable to the Seller, the Asset Sellers and Acquired Companies with respect to the Business and none of the Seller, the Asset Sellers or the Acquired Companies is in violation of any such Law or Governmental Order. The Seller, the Asset Sellers and the Acquired Companies hold all licenses, permits, authorizations, orders and approvals from, and have made all material filings, applications and registrations with, each Governmental Authority (collectively, the “Permits”) necessary for the operation of the Business as it is conducted as of the date hereof, except where the failure to make such filings, applications or registrations would not be material to the Business. The Seller, the Asset Sellers and the Acquired Companies have conducted and continue to conduct the Business pursuant to and in compliance in all material respects with the terms of all such Permits. Section 3.11 of the Disclosure Schedule sets forth each Permit material to the operation of the Business as it is conducted as of the date hereof. To the Knowledge of the Seller, each of the Asset Sellers to the extent Related to the Business and the Acquired Companies is in compliance in all material respects with (i) the Foreign Corrupt Practices Act of 1977, as amended, and any rules and regulations promulgated thereunder and (ii) the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such convention.
SECTION 3.12Environmental Matters.
(a)Except as would not have a Material Adverse Effect, (i) the Seller and the Asset Sellers, in each case, to the extent Related to the Business, and the Acquired Companies are in material compliance with all applicable Environmental Laws and have obtained and are in compliance with all Environmental Permits, and (ii) there are no written claims pursuant to any Environmental Law pending or, to the Seller’s Knowledge, threatened in writing, against the Seller or the Asset Sellers, in each case, to the extent Related to the Business, or the Acquired Companies.
(b) To the Knowledge of the Seller, none of the Acquired Companies has received any written notice to the effect that it is or may be liable to any Person as a result of the existence, transportation or release or threatened release of a Hazardous Substance.
(c)The Purchaser acknowledges that (i) the representations and warranties contained in this Section 3.12 are the only representations and warranties being made with respect to compliance with or liability under Environmental Laws or with respect to any environmental, health or safety matter, including natural resources, related in any way to the Business, including the Purchased Assets, or to this Agreement or its subject matter and (ii) no other representation contained in this Agreement shall apply to any such matters and no other representation or warranty, express or implied, is being made with respect thereto.

SECTION 3.13Intellectual Property.
(a)Section 3.13 of the Disclosure Schedule sets forth a true and complete list of all Registered, Owned Intellectual Property as of the date of this Agreement. The material Registered Owned Intellectual Property is subsisting and, to the Knowledge of the Seller, valid and enforceable. With respect to each item of Registered Owned Intellectual Property, an Acquired Company is the exclusive owner of such Intellectual Property, free and clear of any Encumbrances (other than Permitted Encumbrances).
(b)To the Knowledge of the Seller, (i) except as would not be material to the Business or the Acquired Companies, no Person is engaging in any activity that infringes, misappropriates or otherwise violates any Owned Intellectual Property and (ii) neither the conduct of the Business nor the operation of the Acquired Companies infringes, misappropriates or otherwise violates, or has in the twenty-four (24)-month period prior to the date of this Agreement infringed, misappropriated or otherwise violated, the Intellectual Property of any third party. In the twenty-four (24) months prior to the date of this Agreement, the Acquired Companies have not received any written notice alleging that the conduct of the Business or the operation of the Acquired Companies infringes, misappropriates or otherwise violates any Person’s Intellectual Property.
(c)As of the date of this Agreement, there is no Action initiated by any other Person pending or, to the Knowledge of the Seller, threatened in writing against the Acquired Companies asserting that the conduct of the Business or the operation of the Acquired Companies infringes, misappropriates or otherwise violates the Intellectual Property of any third party; provided that any Action that has been initiated but with respect to which process or notice has not been served on or delivered to the Acquired Companies shall be deemed to be “threatened” rather than “pending.”
(d)The Seller, the Asset Sellers, and the Acquired Companies (i) have used commercially reasonable efforts to protect the confidentiality of the material trade secrets and material confidential information (including source code in Software) that is, in each case, part of the Owned Intellectual Property, (ii) are in compliance in all material respects with applicable Law to ensure that Personally Identifiable Information and other user data gathered or accessed in the course of the operation of the Business is protected against loss and unauthorized access, use, modification or other misuse, and (iii) except as would not be material to the Business, are in compliance with the terms of any Company IP Agreements that require such Person to protect the confidentiality of the trade secrets and confidential information licensed to them for use in the Business. The material IT Assets of the Acquired Companies and the material IT Assets included in the Transferred Personal Property operate and perform substantially in accordance with their intended use in the Business. To Seller’s Knowledge, no Person has gained unauthorized access to any of such IT Assets in the twenty-four (24) months prior to the date of this Agreement. The Acquired Companies have implemented commercially reasonable measures with respect to data and information technology security, backup, and intrusion detection and prevention.

(e)An Acquired Company, the Seller or an Asset Seller either (i) exclusively owns the material Business Software, or (ii) is granted a license to use the material Business Software subject to the terms of the Company IP Agreements governing such Business Software.
(f)Other than disclosures made in the ordinary course of business to third party contractors, consultants, agents and employees, in each case subject to customary confidentiality obligations, no source code of any material Business Software owned by the Seller, an Asset Seller or an Acquired Company has been licensed to any other Person, or is subject to any source code escrow or assignment obligation. No Public Software is used or incorporated by the Seller, an Asset Seller or an Acquired Company with any material Business Software owned by the Seller, an Asset Seller or an Acquired Company in any manner that would (i) require the disclosure, distribution or licensing of any of the source code of any such Business Software (whether to make derivative works or otherwise) or (ii) allow any Person, except as specifically permitted by Law, to decompile, disassemble or otherwise reverse engineer any such Business Software.
(g)With respect to all Personally Identifiable Information and other user data gathered or accessed in the course of the operation of the Business, the use, collection, storage and dissemination of data in connection with the operation of the Business has not materially violated within the prior two (2)-year period, and does not materially violate, any applicable Laws or the Seller’s or its Affiliates’ privacy policies applicable to the Business. There are no written claims that have been asserted or threatened in writing within the past twenty-four (24) months prior to the date of this Agreement against the Seller, the Asset Sellers or the Acquired Companies, in respect of the conduct of the Business, alleging a violation of applicable Laws concerning any Person’s privacy, Personally Identifiable Information or data rights and the consummation of the transactions contemplated hereby will not materially breach or otherwise cause any material violation of any Law or the Seller’s or its Affiliates’ privacy policies or procedures applicable to the Business related to privacy, data protection or the collection or use of Personally Identifiable Information collected, used, or held for use by or on behalf of the Acquired Companies in the conduct of the Business other than as would not reasonably be expected to be material to the Business.
(h)Except as would not be material to the Business, each current and former contractor and consultant of Seller, any of the Asset Sellers (to the extent relating to the Transferred IP), or any of the Acquired Companies, in each case that has developed Intellectual Property owned by the Seller, the Asset Sellers or the Acquired Companies and Related to the Business, has assigned to the Seller, an Asset Seller or an Acquired Company (as applicable) all of such contractor’s or consultant’s rights in and to such Intellectual Property.
(i)Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in this Section 3.13 are the only representations and warranties being made by the Seller in this Agreement with respect to the validity of, the right to register, or any activity that constitutes, or otherwise relates to, infringement, misappropriation or other violation of, Intellectual Property.
SECTION 3.14Real Property.

(a)None of the Seller, the Asset Sellers or any of their Affiliates, including any of the Acquired Companies or any of their Affiliates, owns any Real Property Related to the Business or is under contract to purchase or otherwise acquire any Real Property Related to the Business.
(b)Section 3.14(b) of the Disclosure Schedule sets forth the street address of each parcel of Transferred Leased Real Property and the identity of the lessor, lessee and current occupant (if different from lessee) of each such parcel of Transferred Leased Real Property. Assuming good fee title vested in the applicable lessor, to the Seller’s Knowledge, such lessee has a valid and binding leasehold or servitude interest in each parcel of Transferred Leased Real Property, free and clear of all Encumbrances other than Permitted Encumbrances. The Seller has delivered or made available to the Purchaser complete and accurate copies of each Transferred Lease. In addition, (i) each Transferred Lease is in full force and effect, (ii) there is no default under any Transferred Lease by the Seller, the Asset Sellers, the Acquired Companies or, to the Seller’s Knowledge, any other party to the Transferred Leases and, to the Seller's Knowledge, no event has occurred or circumstance exists which, with the delivery of notice, passage of time or both, would constitute such a material breach or material default or permit the termination, modification or acceleration of rent under any Transferred Lease, and (iii) to the Seller’s Knowledge, no third party has a right to use or occupy the Transferred Leased Real Property or any portion thereof, whether as tenants, subtenants, trespassers or otherwise, or acquire any interest in the Transferred Leased Real Property.
(c)There has not been any sublease, assignment, pledge, transfer or hypothecation of interest entered into, or orally agreed to, by the Seller, any of the Asset Sellers, any of the Acquired Companies or any of their Affiliates in respect of the Transferred Leases.
SECTION 3.15Assets; Sufficiency.
(a)Each of the Acquired Companies owns, leases, licenses or has the legal right to use all the material properties and assets of such Acquired Company reflected on each of the Financial Statements (collectively, the “Acquired Company Assets” and, together with the Purchased Assets, the “Assets”), except for any Acquired Company Assets that have been sold or otherwise disposed of since the date of such Financial Statement. Each of the Seller and the Asset Sellers owns, leases, licenses or has the legal right to use all the Purchased Assets, as the case may be, reflected on each of the Financial Statements, except for any Purchased Assets that have been sold or otherwise disposed of since the date of such Financial Statement. The Assets are not subject to any Encumbrances other than Permitted Encumbrances, except to the extent that such Encumbrances are not material, individually or in the aggregate, to the Purchased Assets. Following the consummation of the transactions contemplated by this Agreement and the execution of the instruments of transfer contemplated by this Agreement, subject to receipt of necessary third party consents and approvals, including those set forth on Section 3.05 of the Disclosure Schedule, the Purchaser will own, with good and valid title, or lease, under valid and subsisting leases, or have legal right or license to use, or otherwise acquire, the Assets, free and clear of any Encumbrances, other than Permitted Encumbrances.
(b)None of the Affiliates of the Seller (other than the Acquired Companies and the Asset Sellers) own any assets Related to the Business. The Assets (including the Owned

Intellectual Property and the Company IP Agreements containing inbound licenses of Intellectual Property), together with the licenses, services and assets to be provided to the Purchaser under the Ancillary Agreements (subject to the terms and conditions thereof), are adequate in all material respects to (i) conduct the Business as currently conducted and (ii) conduct the Business immediately following the Closing as conducted prior to the date hereof by the Seller (other than services rendered or assets used pursuant to the Transition Services Agreement); provided, however, that nothing in this Section 3.15(b) shall be deemed to constitute a representation or warranty as to the adequacy of the amounts of working capital (or the availability of the same) or as to the sufficiency of any assets of the type included in the definition “Excluded Assets”; provided, further, that this Section 3.15(b) shall not be deemed to be breached as a result of any action (i) for which the Purchaser has provided its consent (including pursuant to Section 5.01) or (ii) that the Seller, any of the Asset Sellers or any of the Acquired Companies do not take as a result of the Purchaser not providing consent following the written request of the Seller therefor pursuant to Section 5.01.
SECTION 3.16Employee Benefit Matters.
(a)Plans and Material Documents. Section 3.16(a) of the Disclosure Schedule lists the Seller Plans and the Company Plans, and identifies each as either a Seller Plan or a Company Plan. Each Company Plan is in writing, and the Seller has made available to the Purchaser a true and complete copy of each Company Plan and Seller Plan (but excluding any Seller Plan under which Business Employees are no longer accruing or earning benefits). With respect to each Company Plan and Seller Plan, (but excluding any Seller Plan under which Business Employees are no longer accruing or earning benefits), the Seller has made available to the Purchaser the following: (i) a true and complete copy of the plan document as amended to the date hereof; (ii) the most recent summary plan description (including all amendments thereto through the date hereof); (iii) with respect to non-written Seller Plans, a summary or written description thereof; (iv) the most recent IRS opinion or determination letter; and (v) solely with respect to Company Plans, IRS Forms 5500 for each of the three most recently completed plan years, as filed, in each case if applicable.
(b)Business Employees. Section 3.16(b) of the Disclosure Schedule contains a list of all of the Business Employees as of the date hereof by name, title, years of service, location and annual base compensation (including annual base salary and annual target bonus), except to the extent that such information may not be disclosed under applicable data privacy and protection Laws. Section 3.16(b) of the Disclosure Schedule may be updated from time to time as necessary so that all Business Employees as of the Closing Date are included thereon, subject to compliance with applicable data privacy and protection Laws.
(c)Plan Compliance. Each Company Plan has been maintained, funded and administered in accordance with its terms and the requirements of all applicable Laws in all material respects. With respect to Company Plan, all payments, premiums, contributions, and reimbursements for all periods ending prior to or as of the Closing Date have been made. Each of the Seller, its Affiliates and the Acquired Companies, as applicable, has performed the obligations required to be performed by it under, is not in default under or in violation of, and the Seller has no Knowledge of, any default or violation by any party to, any Company Plan. No Action is pending or, to the Knowledge of the Seller, threatened with respect to any Company Plan (other than claims for benefits in the ordinary course).
(d)Qualification of Certain Plans. Each Seller Plan or Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS with respect to the most recent applicable determination letter filing period or has timely applied to the IRS for such a letter, and, to the Seller’s Knowledge, no event has occurred or condition exists that will materially adversely affect the qualification of such Seller Plan or Company Plan.
(e) Section 280G. The consummation of the transactions contemplated by this Agreement will not cause any amounts payable under the Company Plans or the Seller Plans to fail to be deductible for U.S. federal income tax purposes by virtue of Section 280G of the Code. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in combination with any other event) will: (i) entitle any Person to any payment, forgiveness of Indebtedness, vesting, distribution, or increase in the amount of benefits or compensation due to any Person under or with respect to any Seller Plan or Company Plan; (ii) result in any acceleration (of vesting, timing or payment of benefits or compensation or otherwise) to any current or former employee, director or consultant under or with respect to any Seller Plan or Company Plan, or otherwise; (iii) trigger any obligation to fund any benefit, compensation amount or other obligation under any Seller Plan or Company Plan; or (iv) create any limitation or restriction on the right of the Company or any of its Subsidiaries to merge, amend or terminate any Company Plan or Seller Plan.
(f)Title IV of ERISA. As of the Closing Date, none of the Acquired Companies will have any liability (contingent or otherwise) arising by operation of Title IV of ERISA or Sections 412 or 430 of the Code.
(g)Foreign Plan Compliance. To the Knowledge of the Seller, each Seller Plan or Company Plan for the benefit of Business Employees who perform their services outside the United States (“Foreign Plan”) and related trust, if any, complies with and has been administered in material compliance with (i) the Laws of the applicable foreign country and (ii) their terms and the terms of any collective bargaining agreement and, in each case, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority questioning or challenging such compliance.
(h)To the Seller’s Knowledge, (i) each Foreign Plan which, under the Laws of the applicable foreign country, is required to be registered or approved by any Governmental Authority, has been so registered or approved; (ii) all contributions to each Foreign Plan required to be made by the Seller or the Company through the Closing Date have been or shall be made or, if applicable, shall be accrued in accordance with country-specific accounting practices; (iii) there are no unresolved claims or disputes under the terms of, or in connection with, the Foreign Plans other than claims for benefits which are payable in the ordinary course; and (iv) there are no governmental audits or investigations pending or threatened in connection with any Foreign Plan.

SECTION 3.17Labor and Employment Matters. There are no collective bargaining agreements, labor agreements, works council agreements or any other labor-related agreements or arrangements with any labor union, labor organization, works council, trade union or any other employee representative body that cover any of the Business Employees to which the Seller or any of its Affiliates is a party, and to the Knowledge of the Seller, there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any Business Employee. Except as would not have a Material Adverse Effect, the Acquired Companies are currently in compliance with all Laws related to the employment of labor, including those related to wages, hours and collective bargaining. No Liability for termination notice or severance has been incurred with respect to any Business Employees under the Worker Adjustment and Retraining Notification Act prior to the Closing and, to the Knowledge of the Seller, the operation of Section 6.01 will incur no Liability, penalty or premium, including by operation of state, local, or foreign Law, and will result in the breach of no notice and/or consultation obligations, regarding any Business Employee.
SECTION 3.18Taxes.
(a)Tax Returns. All material Tax Returns required to be filed with respect to the Acquired Companies and the Purchased Assets have been timely filed (taking into account any extension of time to file granted or obtained) and such Tax Returns have been true, correct and complete in all material respects. All Taxes of the Acquired Companies (whether or not shown on any Tax Return as owing) have been or will be timely paid.
(b)Tax Audits. No examination, audits, claims, assessments, levies, administrative or judicial proceedings of any Tax Return of any of the Acquired Companies by any Taxing Authority is currently in progress, and to the Knowledge of the Seller, no such examination, audit, claim, assessment, levy, administrative or judicial proceeding has been threatened in writing.
(c)Tax Allocation Agreements. None of the Acquired Companies is a party to any Tax allocation or Tax sharing agreement (other than an agreement the principal subject matter of which is not Taxes) with any Person (other than Seller or any of Seller’s Affiliates), and after the Closing Date, none of the Acquired Companies will be bound by any such agreement or similar arrangement entered into prior to the Closing Date or will have any unsatisfied liability thereunder for any amounts due in respect of periods prior to the Closing Date.
(d)Consolidated Groups. None of the Acquired Companies (i) has been a member of a consolidated, combined, unitary, or affiliated Tax group (other than a group of which the Seller as a member) or (ii) has any actual or potential liability for Taxes of another Person (other than members of the group of which the Seller is a member) by reason of having been a member of a consolidated, combined, unitary, or affiliated Tax group, by operation of Law, as a transferee or successor, by contract or otherwise.
(e)Waiver of Statute of Limitations. None of the Acquired Companies has (i) extended or waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency or (ii) made or entered into any material consent or agreement as to Taxes that will remain in effect following the Closing Date.
(f)Section 355. Within the past two (2) years, none of the Acquired Companies has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code (or any other similar provision of state, local, or foreign Law).
(g)Encumbrances. There are no Encumbrances for Taxes (other than Permitted Encumbrances) upon any of the Purchased Assets or any of the Acquired Company Assets.
(h)Other Jurisdictions. None of the Acquired Companies has received written notice of any claim, and, to the Knowledge of the Seller, no claim has ever been made, by any Governmental Authority in a jurisdiction where none of the Acquired Companies files Tax Returns that it is or may be subject to taxation by that jurisdiction.
(i)Transfer Pricing. All material transactions or arrangements entered into between an Acquired Company, on the one hand, and the Seller or any of its Affiliates (other than an Acquired Company), on the other hand, have been made on arm’s-length terms.
(j)Listed Transaction. None of the Acquired Companies has participated in any “listed transaction” within the meaning of Regulation Section 1.6011-4.
(k)U.S. Subsidiary. The Company does not have any subsidiary created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia.
(l)Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in Section 3.16 and this Section 3.18 constitute the sole representations and warranties being made by the Seller in this Agreement with respect to Taxes.
SECTION 3.19Material Contracts.
(a)Section 3.19(a) of the Disclosure Schedule sets forth a complete and accurate list of each Contract (other than Company Plans) to which (i) an Acquired Company is a party or (ii) the Seller or an Asset Seller is a party (but only to the extent such Contract is Related to the Business and, subject to obtaining the consents set forth in Section 3.19(b) of the Disclosure Schedule, would be transferred to the Purchaser hereunder), in each case of clauses (i) and (ii), in effect as of the date of this Agreement (such Contracts being “Material Contracts”):
(i)any Contract for the purchase of materials, supplies, goods, services, equipment or other assets Related to the Business (other than purchase orders) providing for annual payments in excess of $500,000 and is not cancelable without penalty or further payment and without more than 120 days’ notice;

(ii)any Contract concerning the formation, establishment or operation of a joint venture, partnership or other similar agreement or arrangement Related to the Business (other than any Contract related to any Excluded Assets);
(iii)any Contract restricting the right of the Business to compete with any other Person, or engage in any business transaction with any Person;
(iv)all Contracts material to the Business that contain a “most favored nation” provision or that obligate the party thereto to conduct business on an exclusive or preferential basis with any third party;
(v)any Contract entered into within the one (1)-year period prior to the date hereof relating to the acquisition or disposition (whether by merger, sale of stock, sale of assets or otherwise) of any business, corporation, partnership, association, joint venture or other business organization, or any division, operating unit or product line of the Business with respect to which there remains outstanding obligations on the part of the Seller or its Affiliates (including any Acquired Company);
(vi)all material Company IP Agreements;
(vii)all Contracts relating to Indebtedness of any of the Acquired Companies;
(viii)all Contracts (including take-or-pay or keep-well agreements) under which any Person has, directly or indirectly, guaranteed or provided any security to secure the Indebtedness or Liabilities of any of the Acquired Companies or any of the Acquired Companies has, directly or indirectly, guaranteed or provided any security to secure the Indebtedness or Liabilities of any person (in each case other than endorsements for the purpose of collection in the ordinary course of business);
(ix)all Contracts with any Governmental Authority Related to the Business involving total annual payments in excess of $500,000; and
(x)all other Contracts (other than Intercompany Agreements and Transferred Leases) that are material to any Acquired Company or the Business taken as a whole.
(b)Each Material Contract and material Company Off-the-Shelf Software license (i) is valid and binding on the Seller, Asset Seller or Acquired Company that is party thereto and, to the Knowledge of the Seller, the counterparties thereto, and is in full force and effect and (ii) upon consummation of the transactions contemplated by this Agreement, except to the extent that any consents set forth in Section 3.05 of the Disclosure Schedule are not obtained, shall continue in full force and effect, except to the extent, in the case of clauses (i) and (ii), such Material Contract or material Company Off-the-Shelf Software license, as the case may be, has expired in accordance with its terms. Each of the Seller, the Acquired Companies or Asset Sellers, as applicable, has performed all material obligations required to be performed by it under each Material Contract and material Company Off-the-Shelf Software license, and is not (with or without notice or lapse of time, or both) in breach in any material respect or material default thereunder, and, to the Knowledge of the Seller, no other party to any of the Material Contracts or to the material Company Off-the-Shelf Software licenses is (with or without notice or lapse of time, or both) in breach or default thereunder. True and correct copies of all Material Contracts and any amendments thereto have been delivered or made available to the Purchaser.
(c)Except as set forth on Section 3.19(c) of Disclosure Schedule, each Material Contract and material Company Off-the-Shelf Software license is solely Related to the Business and is not used by the Seller or any of its Subsidiaries other than the Company.
SECTION 3.20Customers. Section 3.20(a) of Disclosure Schedule sets forth (i) the names and addresses of the twenty (20) highest revenue-generating clients of the Business during the twelve-month period ended December 31, 2015 (the “Material Clients”) and (ii) the amount of revenue earned from each Material Client during such period. Except as set forth in Section 3.20(b) of Disclosure Schedule, as of the date hereof, none of the Acquired Companies has received any written notice or, to the Seller’s Knowledge (without due inquiry), any verbal notice that any Material Client (i) has ceased, or will cease, to use the services of the Business or (ii) has substantially reduced or will substantially reduce the use of services of the Business.
SECTION 3.21Transactions with Affiliates. Except as set forth on Section 3.21 of the Disclosure Schedule, none of the Seller or any of its Affiliates (other than any of the Acquired Companies) is a party to any transaction or Contract with any of the Acquired Companies.
SECTION 3.22Insurance. Section 3.22 of the Disclosure Schedule lists all material insurance policies owned or held by the Seller on the date hereof which cover the Business or the Purchased Assets. All such policies are in full force and effect and all premiums with respect thereto have been paid in accordance with such policy. No notice of cancellation or termination has been received by the Seller or any of the Acquired Companies with respect to any such policy. No claim Related to the Business is currently pending under any such policy involving an amount in excess of $75,000. To Seller’s Knowledge, the Seller has taken all actions under its insurance policies to ensure that all material insurable risks of the Seller Related to the Business are and will be covered by such policies.
SECTION 3.23Brokers. Except for Morgan Stanley & Co., LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Ancillary Agreements based upon arrangements made by or on behalf of the Seller. The Seller is solely responsible for the fees and expenses of Morgan Stanley & Co., LLC.
SECTION 3.24Disclaimer of the Seller. EXCEPT AS SET FORTH IN THIS ARTICLE III, THE PURCHASED ASSETS ARE BEING SOLD ON AN “AS IS” BASIS AS OF THE CLOSING IN THEIR CONDITION AS OF THE CLOSING WITH “ALL FAULTS” AND NONE OF THE SELLER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE ACQUIRED COMPANIES, THE BUSINESS, THE SHARES, ANY OF THE

ASSETS OR ASSUMED LIABILITIES OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING WITH RESPECT TO (I) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, (II) THE OPERATION OF THE BUSINESS BY THE PURCHASER AFTER THE CLOSING, (III) THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS AFTER THE CLOSING, (IV) ANY FINANCIAL PROJECTION OR FORECAST RELATING TO THE SELLER OR ITS AFFILIATES OR THE BUSINESS, (V) ANY OTHER INFORMATION MADE AVAILABLE TO THE PURCHASER, ITS AFFILIATES AND ITS AND THEIR RESPECTIVE REPRESENTATIVES, OR (VI) AS TO ANY OTHER MATTER OR THING. ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED. OTHER THAN THE INDEMNIFICATION OBLIGATIONS OF THE SELLER SET FORTH IN ARTICLE IX, NONE OF THE SELLER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO THE PURCHASER OR TO ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO THE PURCHASER, ITS AFFILIATES OR REPRESENTATIVES OF, OR THE PURCHASER’S USE OF, ANY INFORMATION RELATING TO THE BUSINESS, INCLUDING THE CONFIDENTIAL INFORMATION MEMORANDUM DATED DECEMBER 2015 AND ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO THE PURCHASER, WHETHER ORALLY OR IN WRITING, IN CERTAIN “DATA ROOMS,” MANAGEMENT PRESENTATIONS, FUNCTIONAL “BREAK OUT” DISCUSSIONS, RESPONSES TO QUESTIONS SUBMITTED ON BEHALF OF THE PURCHASER OR IN ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
The Purchaser hereby represents and warrants to the Seller as of the date hereof and as of the Closing Date as follows:
SECTION 4.01Organization and Authority of the Purchaser. The Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Purchaser is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not materially and adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements to which it is a party. The execution and delivery by the Purchaser of this Agreement and the Ancillary Agreements to which it is a party, the performance by the Purchaser of its obligations hereunder and thereunder and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Purchaser. This Agreement has been, and upon their execution the Ancillary Agreements to which the Purchaser is a party shall have been, duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Seller) this Agreement constitutes, and upon their execution the Ancillary Agreements to which the Purchaser is a party shall constitute, legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to the Enforceability Exceptions.
SECTION 4.02No Conflict. Assuming compliance with the pre-merger notification and waiting period requirements of the HSR Act and the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 4.03, the execution, delivery and performance by the Purchaser of this Agreement and the Ancillary Agreements to which it is a party do not and will not (a) violate or result in the breach of any provision of its organizational documents, (b)  violate any Law or Governmental Order applicable to the Purchaser or its respective assets, properties or businesses or (c)  result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, Contract, permit, franchise or other instrument or arrangement to which the Purchaser is a party, except, in the case of clauses (b) and (c), as would not materially and adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements.
SECTION 4.03Governmental Consents and Approvals. The execution, delivery and performance by the Purchaser of this Agreement and each Ancillary Agreement to which the Purchaser is a party do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except (a) as described in Section 4.03 of the Disclosure Schedule, (b) the pre-merger notification and waiting period requirements of the HSR Act or (c) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Purchaser of the transactions contemplated by this Agreement and the Ancillary Agreements.
SECTION 4.04Investment Purpose. The Purchaser is acquiring the Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof other than in compliance with all applicable Laws, including United States federal securities laws. The Purchaser agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state or foreign securities Laws, except pursuant to an exemption from such registration under the Securities Act and such Laws. The Purchaser is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and (either alone or together with its Representatives) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

SECTION 4.05Financing.
(a)Assuming the satisfaction of the conditions set forth in Section 8.02, the Acquisition Financing, when funded in accordance with the terms of the Financing Commitments, shall provide the Purchaser with all funds necessary to (i) pay the Purchase Price and all other amounts payable on and after the Closing Date under this Agreement and the Ancillary Agreements, (ii) pay any fees and expenses payable by the Purchaser in connection with the transactions contemplated hereby and thereby, and (iii) satisfy any of its other payment obligations hereunder or thereunder on and after the Closing Date.
(b)The Purchaser has delivered to the Seller a true and complete copy of an executed debt commitment letter with the lenders party thereto (including (i) all exhibits, schedules, annexes and amendments to such letter in effect as of the date hereof (other than any fee letters) and (ii) any fee or engagement letters with the lenders party thereto associated therewith that contain any conditions to funding or “flex” provisions that have been redacted in a customary manner solely with respect to commercially sensitive fees and economic terms (other than covenants) and economic “flex” terms that are confidential and do not adversely affect the enforceability, availability, conditionality or aggregate principal amount of the applicable debt financing) (the agreements referred to in the foregoing clauses (i) and (ii) are collectively referred to as the “Debt Commitment Letters”), pursuant to which the lenders party thereto have agreed, subject to the terms and conditions set forth therein, to lend to the Purchaser the amounts set forth therein for the transactions contemplated by this Agreement (the “Debt Financing”). The Purchaser has also delivered to the Seller a true, correct and complete copy of the executed equity commitment letter (including all exhibits, schedules, annexes and amendments to such letter in effect as of the date hereof) from XIO Fund I LP (the “Equity Commitment” and together with the Debt Commitment Letters, the “Financing Commitments”), pursuant to which XIO Fund I LP has agreed, subject to the terms and conditions set forth therein, to invest the cash amount set forth therein for the transactions contemplated by this Agreement (the “Equity Financing,” and, together with the Debt Financing, the “Acquisition Financing”). Assuming the Equity Financing is consummated in accordance with the terms of the Equity Commitment, the aggregate net proceeds to be disbursed to the Purchaser pursuant to the Equity Commitment will in the aggregate be sufficient for the Purchaser to pay the aggregate consideration for the transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein and to pay all related fees and expenses associated therewith incurred or otherwise payable by the Purchaser. The Purchaser has fully paid, or caused to be fully paid, any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date hereof, and will pay, or cause to be paid, in full any such amounts due on or before the Closing Date. The Seller is an express third-party beneficiary of the Equity Commitment in accordance with the terms and subject to the conditions set forth herein and therein.
(c)The Financing Commitments are in full force and effect and are the legal, valid and binding obligation of the Purchaser and (and in the case of the Debt Commitment Letters, to the knowledge of the Purchaser) the other parties thereto, enforceable against such parties in accordance with their terms, subject to the Enforceability Exceptions. There are no conditions precedent related to the funding of the full amount of the Acquisition Financing pursuant to the Financing Commitments or that would permit the Debt Financing Sources to reduce the total amount of Debt Financing thereunder, other than as expressly set forth as of the date hereof in the Financing

Commitments. The Purchaser has no reason to believe that any of the conditions to the Acquisition Financing will not be satisfied on a timely basis or that the Acquisition Financing will not be available to the Purchaser on the Closing Date. As of the date hereof, no event has occurred that (with or without notice, lapse of time, or both) would constitute a breach or default or failure under the Financing Commitments by the Purchaser and/or any Affiliate of the Purchaser. The Purchaser has no knowledge of any facts or circumstances that are reasonably likely to result in (x) any of the conditions set forth in the Financing Commitments not being satisfied or (y) the Acquisition Financing not being made available to the Purchaser on a timely basis in order to consummate the transactions contemplated by this Agreement. Except in connection with, and as expressly permitted by Section 5.10, none of the Financing Commitments have been amended or modified and the respective commitments contained in the Financing Commitments have not been withdrawn, modified or rescinded in any respect. There are no side letters or other agreements, contracts or arrangements to which the Purchaser or any of its Subsidiaries or Affiliates is a party relating to the funding or investing, as applicable, of the full amount of Acquisition Financing that could adversely affect the availability of the Acquisition Financing other than the fee letters that have been provided to the Seller in accordance with Section 4.05(a). In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Acquisition Financing) by the Purchaser or any Affiliate or any other financing or other transactions be a condition to any of the Purchaser’s obligations hereunder.
SECTION 4.06Solvency. The Purchaser is not entering into this Agreement or the Financing Commitments with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement, including the Acquisition Financing pursuant to the Financing Commitments, the payment of the Purchase Price and the payment of the transaction fees and expenses of the Purchaser and its Affiliates, and assuming that the representations and warranties made by the Seller are true and correct:
(a)the fair saleable value (determined on a going concern basis) of the assets of the Purchaser will be greater than the total amount of the Liabilities of the Purchaser known to the Purchaser (including all Liabilities disclosed to the Purchaser by the Seller under this Agreement, whether or not reflected in a balance sheet prepared in accordance with GAAP);
(b)the Purchaser will be able to pay its debts and obligations in the ordinary course of business as they become due; and
(c)the Purchaser will have adequate capital to carry on its businesses and all businesses as currently conducted.
SECTION 4.07Litigation. As of the date hereof, no Action by or against the Purchaser is pending or, to the best knowledge of the Purchaser, threatened in writing, which could affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby.
SECTION 4.08Brokers. Except for Moelis & Company no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser. The Purchaser shall be solely responsible for payment of the fees and expenses of Moelis & Company.
SECTION 4.09Independent Investigation; Seller’s Representations. The Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets (including Contracts), liabilities, results of operations, financial condition, technology and prospects of the Business, which investigation, review and analysis was undertaken by the Purchaser and its Affiliates and Representatives. In entering into this Agreement, the Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Seller or its Representatives (except the specific representations and warranties of the Seller set forth in ARTICLE III). The Purchaser hereby agrees and acknowledges that other than the representations and warranties made in ARTICLE III, none of the Seller, its Affiliates, or any of their respective officers, directors, employees or representatives make or have made any representation or warranty, express or implied, at law or in equity, with respect to the Shares, the Assets or the Business.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01Conduct of Business Prior to the Closing. The Seller covenants and agrees that, except as described in Section 5.01 of the Disclosure Schedule, as contemplated, permitted or required by this Agreement or applicable Law, or as required by the terms of any Contract, between the date hereof and the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Section 9.01, the Seller shall (i) conduct (and the Seller shall cause the Asset Sellers to conduct) the Business in the ordinary course and in a manner consistent with past practice, (ii) use its reasonable efforts to preserve intact in all material respects the Business and the Seller’s organization relating to the Business, (iii) use commercially reasonable efforts to keep available the services of the Company’s current officers, employees and consultants (iv) maintain and preserve intact the Company’s current relationships with customers, suppliers, distributors, creditors and other Persons with which the Business has significant business relations, and (v) use reasonable efforts to comply with applicable Law. Except as described in Section 5.01 of the Disclosure Schedule, the Seller covenants and agrees that, between the date hereof and the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Section 9.01, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), none of the Acquired Companies and, to the extent Related to the Business, the Seller or the Asset Sellers will:
(a)(i) issue or sell any capital stock, notes, bonds or other securities of the Acquired Companies (or any option, warrant or other right to acquire the same), (ii) redeem any of the capital stock of the Acquired Companies, or (iii) declare, make or pay any dividends or distributions to the holders of capital stock of the Acquired Companies, other than dividends, distributions and redemptions declared, made or paid by the Company solely to the Seller or by any Acquired Subsidiary solely to the Company or another Acquired Subsidiary;
(b)issue, sell, lease, transfer or otherwise dispose (other than the sale of inventory in the ordinary course) of or permit or allow all or any portion of any of the Assets (whether tangible or intangible) or any Transferred Leased Real Property to be subjected to any Encumbrance, other than Permitted Encumbrances or Encumbrances that will be released at or prior to the Closing;
(c)amend or restate the Governing Documents of any of the Acquired Companies;
(d)incur any Indebtedness (other than any Indebtedness between any Acquired Company, on the one hand, and any other Acquired Company or Acquired Companies, on the other hand) in excess of $250,000 individually or $1,000,000 in the aggregate;
(e)acquire, dispose of, transfer, abandon, license or subject to an Encumbrance (other than Permitted Encumbrances), any asset or property of the Business (including any material Intellectual Property) in excess of $250,000 individually or $1,000,000 in the aggregate other than in the ordinary course of business;
(f)waive, or delay payment of, any account payable or other Liability of the Business beyond its due date or the date when such Liability would have been paid in the ordinary course of business or otherwise make any material change to any customer collection practices relating to the Business;
(g)enter into, extend, materially amend, cancel or terminate any Material Contract or any agreement which, if entered into prior to the date hereof, would be a Material Contract other than (w) Contracts that do not involve payments in excess of $500,000 in any calendar year or (x) customer or supplier Contracts in the ordinary course of business;
(h)enter into, extend, renew, amend, assign, sublease, transfer, cancel, terminate or otherwise modify any Transferred Lease, acquire any interest in Real Property, or enter into any lease or other agreement for the use, occupancy or purchase of Real Property;
(i)unless required by applicable Law or existing written agreements or Seller Plans or Company Plans as in effect on the date hereof, (A) award bonuses or increase the compensation or other benefits payable or provided to any of the Business Employees, other than ordinary course of business increases that are consistent with past practice; (B) enter into any employment, change of control, severance or retention agreement with any Business Employee, except for severance arrangements in the ordinary course of business or any retention agreements for which Seller is solely responsible for payment entered into in contemplation of this transaction; (C) transfer any Business Employee out of the Acquired Companies or transfer any employee into the Acquired Companies; (D) with respect to any Business Employee whose annual base salary is in excess of $150,000, terminate such Business Employee, except for any termination for cause or otherwise in good faith for reasons unrelated to the consummation of the transactions completed in this Agreement or the Closing; (E) without providing prior notice to, and consulting on a good faith basis with, Purchaser, promote or hire any Business Employee or any individual who would constitute a Business Employee immediately following such promotion or hiring, except for any promotion or hiring of an individual with an annual base salary not in excess of $150,000; provided, however, that the hiring or promotion of any individual to fill a vacancy left by the departure of a Business Employee shall be permitted in any event; (F) establish, adopt, enter into or amend any Company Plan (or that would be a Company Plan if in effect on the date hereof), or, provide compensatory grants under any Company Plan, for the benefit of any Business Employees or any of their beneficiaries, except as otherwise permitted pursuant to clauses (A), (B) or (C) of this Section 5.01 or where such action would not result in liability to the Purchaser; or (G) solicit for employment in roles at Seller and its Affiliates unrelated to the Business any Business Employee except as disclosed in writing to Purchaser prior to the date of this Agreement;
(j)change any method of accounting or accounting practice or policy used by the Seller or the Asset Sellers (in each case, as it relates to the Business) or any of the Acquired Companies, other than such changes required by GAAP;
(k)pay or discharge, enter into any settlement with respect to, or waive or compromise, any Action that is material to the Business;
(l)make, change or revoke any material Tax election, change any material Tax accounting method, file any material amended Tax Return, settle or compromise any audit or other proceeding relating to a material amount of Tax, enter into any closing agreement, extend the statute of limitations period for the assessment or collection of any Tax, or surrender any right to claim a material Tax refund;
(m)agree to take any of the actions specified in this Section 5.01, except as contemplated by this Agreement and the Ancillary Agreements; or
(n)create or organize any subsidiary in the United States or under the laws of the United States, any state thereof or the District of Columbia.
SECTION 5.02Access to Information.
(a)From the date hereof until the Closing, upon reasonable notice, the Seller shall, and shall cause its officers, employees, agents, representatives, accountants and counsel to, (i) afford the Purchaser and its authorized representatives reasonable access to the offices, properties and books and records of the Seller (to the extent Related to the Business) and (ii) furnish to the officers, employees, and authorized agents and representatives of the Purchaser such additional financial and operating data and other information regarding the Business (or copies thereof) as the Purchaser may from time to time reasonably request, including without limitation (but subject to applicable privacy Laws) original Business Employee personnel records; provided, however, that any such access or furnishing of information shall be conducted at the Purchaser’s expense, during normal business hours, under the supervision of the Seller’s personnel and in such a manner as not to unreasonably interfere with the normal operations of the Business. Notwithstanding anything to the contrary in this Agreement, the Seller shall not be required to disclose any information to the Purchaser if such disclosure would, in the Seller’s reasonable discretion, (x) jeopardize any attorney client or other legal privilege or (y) contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof, including data privacy and protection Laws applicable to employee Personally Identifiable Information.
(b)In order to facilitate the resolution of any claims made against or incurred by the Seller relating to the Business, for a period of seven years after the Closing or the relevant period for the statute of limitations, the Purchaser shall (i) retain the books and records relating to the Business relating to periods prior to the Closing, and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of the Seller reasonable access (including the right to make, at the Seller’s expense, photocopies), during normal business hours, to such books and records; provided, however, that Purchaser shall notify Seller at least twenty (20) Business Days in advance of destroying any such books and records in order to provide the Seller the opportunity to copy such books and records in accordance with this Section 5.02(b).
(c)In order to facilitate the resolution of any claims made against or incurred by the Purchaser relating to the Business, for a period of seven years after the Closing or the relevant period for the statute of limitations, the Seller shall (i) retain the books and records relating to the Business relating to periods prior to the Closing which shall not otherwise have been delivered to the Purchaser and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of the Seller reasonable access (including the right to make, at the Purchaser’s expense, photocopies), during normal business hours, to such books and records; provided, however, that the Seller shall notify the Purchaser at least twenty (20) Business Days in advance of destroying any such books and records in order to provide the Purchaser the opportunity to copy such books and records in accordance with this Section 5.02(c).
SECTION 5.03Confidentiality.
(a)The terms of the letter agreement dated as of January 13, 2016 (the “Confidentiality Agreement”) between the Seller and the Purchaser are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time the Confidentiality Agreement and the obligations of the Purchaser under this Section 5.03 shall terminate; provided, however, that the Confidentiality Agreement and the obligations of the Purchaser under this Section 5.03 shall terminate only in respect of that portion of the Proprietary Information (as defined in the Confidentiality Agreement) exclusively relating to the transactions contemplated by this Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and the obligations of the Purchaser under this Section 5.03 shall nonetheless continue in full force and effect.
(b)Nothing provided to the Purchaser pursuant to Section 5.02(a) shall in any way amend or diminish the Purchaser’s obligations under the Confidentiality Agreement. The Purchaser acknowledges and agrees that any Proprietary Information that is not Related to the Business or the Purchased Assets provided to the Purchaser pursuant to Section 5.02(a) or otherwise by or on behalf of the Seller or any officer, director, employee, agent, representative, accountant or counsel thereof shall be subject to the terms and conditions of the Confidentiality Agreement.
SECTION 5.04Regulatory and Other Authorizations; Notices and Consents.

(a)The Purchaser shall promptly obtain all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Ancillary Agreements and will cooperate fully with the Seller in promptly seeking to obtain all such authorizations, consents, orders and approvals. Each Party agrees to make promptly its respective filing, if necessary, pursuant to the HSR Act with respect to the transactions contemplated by this Agreement within ten (10) Business Days of the date hereof and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act. Each Party agrees to make as promptly as practicable after the date of this Agreement its respective filings and notifications, if any, under any other applicable antitrust, competition, or trade regulation Law, and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the applicable antitrust, competition, or trade regulation Law. The Seller shall not be required to pay any fees or other payments to any Governmental Authorities in order to obtain any such authorization, consent, order or approval.
(b)Without limiting the generality of the Purchaser’s undertaking pursuant to Section 5.04(a), the Purchaser shall, and shall cause each of its subsidiaries to, take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Authority or any other party so as to enable the Parties to expeditiously close the transactions contemplated hereby no later than the Outside Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divesture, license or other disposition of such of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto, and the entrance into such other arrangements, as are necessary or advisable in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated hereby.
(c)Each Party shall keep the other Party apprised of the content and status of any communications with, and communications from, any Governmental Authority with respect to the transaction contemplated hereby, including promptly notifying the other Party of any communication it or any of its Affiliates receives from any Governmental Authority relating to any review or investigation of the transaction contemplated hereby under the HSR Act or any other applicable non-United States antitrust Laws and shall permit the other Party to review in advance (and to consider any comments made by the other Party in relation to) any proposed communication by such party to any Governmental Authority relating to such matters. Neither Party shall agree to participate in any substantive meeting, telephone call or discussion with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate at such meeting, telephone call or discussion. Subject to the Confidentiality Agreement, the Parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods including under the HSR Act. Subject to the Confidentiality Agreement, the Parties shall provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the Business, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.
(d)Purchaser shall not enter into any agreement, transaction, or any agreement to effect any transaction (including any merger or acquisition) that could reasonably be expected to make it materially more difficult, or to materially increase the time required, to (i) obtain the expiration or termination of the waiting period under the HSR Act, or any other applicable antitrust, competition, or trade regulation Law, applicable to the transaction contemplated hereby, (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the transactions contemplated hereby, or (iii) obtain all authorizations, consents, orders and approvals of Governmental Authorities necessary for the consummation of the transactions contemplated hereby.
SECTION 5.05Third Party Consents.
(a)The Purchaser and the Seller shall use commercially reasonable efforts to obtain the consents, approvals and authorizations set forth on Schedule 5.05; provided that the Seller shall not be required to compensate any third party, commence or participate in litigation or offer or grant any accommodation (financial or otherwise) to any third party to obtain any such consent or approval; provided, further, that the obtaining of any such consents shall not be deemed to be conditions to the obligations of the Parties to consummate the transactions contemplated hereby.
(b)Notwithstanding anything to the contrary in this Agreement, if any Purchased Asset or Assumed Liability is not able to be transferred to the Purchaser except with the consent of any third party and such consent has not been obtained by the Closing Date, (i) the transfer of such Purchased Asset or Assumed Liability shall not be effective as of the Closing Date, but rather such Purchased Asset or Assumed Liability shall be transferred to the Purchaser only upon such time as such consent has been obtained, (ii) each Party shall, and shall cause its Affiliates to, use reasonable best efforts and cooperate with the other Party to obtain such consent as soon as practicable after the Closing Date, and (iii) to the extent permitted under any relevant underlying Contract, the Seller shall deliver or remit to the Purchaser all economic benefit of such Purchased Asset or Assumed Liability and the Purchaser shall perform the obligations relating to such Purchased Asset or Assumed Liability until such time as such Purchased Asset or Assumed Liability may be assigned to the Purchaser pursuant to the foregoing clause (i).
SECTION 5.06Retained Names and Marks.
(a)Purchaser hereby acknowledges that all right, title and interest in and to the names “McGraw Hill”, “McGraw Hill Financial”, “MH” and “MHFI”, together with all variations thereof and all trademarks, service marks, domain names, trade names, trade dress, corporate names and other identifiers of source or goodwill containing, incorporating or associated with any of the foregoing, including the McGraw Hill circle logo (i.e., ) (collectively, the “Retained Names and

Marks”) are owned exclusively by the Seller or one or more of its Affiliates (excluding the Acquired Companies), and that, except as expressly provided below, any and all right of the Business or the Acquired Companies to use the Retained Names and Marks shall terminate as of the Closing and shall immediately revert to the Seller or one or more of its Affiliates (excluding the Acquired Companies). Purchaser further acknowledges that it has no rights, and is not acquiring any rights, to use the Retained Names and Marks, except as provided herein.
(b)The Purchaser shall, for a period of 180 days after the date of the Closing, be entitled to have the Acquired Companies use, and Seller (on behalf of itself and its Affiliates) hereby grants a non-exclusive license to the Purchaser and the Acquired Companies to use the Retained Names and Marks solely in connection with the operation of the Business as operated prior to the Closing, all of the Acquired Companies’ existing stocks of signs, letterheads, advertisements and promotional materials, inventory, websites and other documents and materials containing the Retained Names and Marks (“Existing Stock”), after which period the Purchaser shall, and shall cause each Acquired Company to, remove or obliterate all Retained Names and Marks from such Existing Stock or cease using such Existing Stock.
(c)Except as expressly provided in this Section 5.06, no other right to use the Retained Names and Marks is granted by the Seller to the Purchaser or any of its Affiliates whether by implication or otherwise, and nothing hereunder shall permit the Purchaser or any of its Affiliates to use the Retained Names and Marks in any manner other than in connection with the Existing Stock. The Purchaser shall, and shall cause each Acquired Company to, ensure that all uses of the Retained Names and Marks as provided in this Section 5.06 shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Business used the Retained Names and Marks prior to the Closing. Any and all goodwill generated by the use of the Retained Names and Marks under this Section 5.06 shall inure solely to the benefit of Seller. The Purchaser shall not, and shall cause each Acquired Company not to, (i) use the Retained Names and Marks hereunder in any manner that would reasonably be expected to damage, impair or tarnish the reputation of Seller or its Affiliates (excluding the Acquired Companies) or the goodwill associated with the Retained Names and Marks; or (ii) contest the ownership or validity of any of the Retained Names and Marks during the one (1)-year period after the date of this Agreement.
(d)The Purchaser agrees that the Seller and its Affiliates (excluding the Acquired Companies) shall have no responsibility for claims by third parties arising out of, or relating to, the use by the Acquired Companies of any Retained Names and Marks after the Closing. In addition to any and all other available remedies, the Purchaser shall indemnify and hold harmless Seller and its Affiliates (excluding the Acquired Companies), successors and assigns, from and against any and all such claims that may arise out of the use of the Retained Names and Marks by the Acquired Companies (i) in accordance with the terms and conditions of this Section 5.06, other than such claims that the Retained Names and Marks infringe or otherwise violate the Intellectual Property rights of any third party; or (ii) in violation of or outside the scope permitted by this Section 5.06. Notwithstanding anything in this Agreement to the contrary, the Purchaser hereby acknowledges that in the event of any breach or threatened breach of this Section 5.06, the Seller, in addition to any other remedies available to it, shall be entitled to a preliminary injunction, temporary restraining order or other equivalent relief restraining the Business or the Acquired Companies from any such breach or threatened breach.
SECTION 5.07Notifications. From and after the date hereof until the Closing, each Party shall promptly notify the other Party in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in ARTICLE VIII of this Agreement becoming incapable of being satisfied or being materially delayed.
SECTION 5.08Bulk Transfer Laws. The Purchaser hereby waives compliance by the Seller with any applicable bulk sale or bulk transfer laws of any jurisdiction in connection with the sale of the Purchased Assets to the Purchaser.
SECTION 5.09Business Assets and Liabilities.
(a)If, after the Closing Date, the Seller or its Affiliates receive any funds that are the property of the Purchaser or its Affiliates, the Seller shall, or shall cause one of its Affiliates to, remit any such funds promptly to the Purchaser or such Affiliate. If, after the Closing Date, the Purchaser or its Affiliates receive any funds that are the property of the Seller or its Affiliates, the Purchaser shall, or shall cause one of its Affiliates to, remit any such funds promptly to the Seller or such Affiliate.
(b)If, after the Closing Date, the Seller or the Purchaser identifies any Purchased Asset that was not previously assigned or otherwise transferred by the Seller to the Purchaser, then the Seller shall (or shall cause the Person holding such Purchased Asset to) promptly assign and transfer the applicable Purchased Asset to the Purchaser for no additional consideration, subject to the terms and conditions of this Agreement.
(c)If, after the Closing Date, the Seller or the Purchaser identifies any Excluded Asset that was transferred to the Purchaser on or after the Closing Date, the Purchaser shall (or shall cause the Person holding such Excluded Asset to) promptly assign and transfer such Excluded Asset to the Seller for no consideration.
SECTION 5.10Financing; Financing Commitments.
(a)Financing.
(i)Subject to the terms and conditions of this Section 5.10, the Purchaser shall, and shall cause each of its Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Acquisition Financing on the terms and conditions described in the Financing Commitments (including, as necessary, the exercise of any flex provisions contained in the Debt Commitment Letters to the extent disclosed (redacted, as applicable) to the Seller pursuant to Section 4.05(b)) or on other terms consistent with this Section 5.10(a)(i) and Section 5.10(a)(iii) and, prior to the Closing, shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Financing Commitments or the definitive agreements with respect thereto (it being understood that any Alternate

Debt Financing obtained solely in accordance with Section 5.10(a)(iii) shall not be deemed to be an amendment, modification or waiver), if such amendment, modification or waiver would (A) reduce the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount in respect of the Debt Financing (other than as a result of the exercise of any flex provisions contained in the Debt Commitment Letters to the extent disclosed (redacted as applicable) to the Seller pursuant to Section 4.05(b)) if such change would reduce the aggregate amount of the Debt Financing, unless the Equity Financing is increased by a corresponding amount to compensate for any decrease in the Debt Financing), or (B) modify or reduce the obligations of the parties to any of the Financing Commitments on the date of this Agreement or impose new or additional conditions or other terms or otherwise expand, amend or modify any of the conditions to the receipt of the Acquisition Financing or other terms, in each case in a manner that would reasonably be expected to (x) delay, impair or prevent the consummation of the transactions contemplated by this Agreement and the Closing, (y) make, in any material respect, the timely funding of the Acquisition Financing or satisfaction of the conditions to obtaining the Acquisition Financing less likely to occur or (z) adversely impact, in any material respect, the ability of the Purchaser to enforce its rights against other parties to the Financing Commitments or to draw upon and consummate the Acquisition Financing. Any reference in this Agreement to (1) “Acquisition Financing” shall include the financing contemplated by the Financing Commitments as amended or modified in compliance with this Section 5.10(a)(i) and (2) ”Financing Commitments”, “Equity Commitment” or “Debt Commitment Letters” shall include such documents as amended or modified in compliance with this Section 5.10(a)(i).
(ii)Subject to the terms and conditions of this Section 5.10, the Purchaser shall, and shall cause its Affiliates to, use its reasonable best efforts to (A) maintain in effect and satisfy on a timely basis all terms, covenants and conditions set forth in the Financing Commitments within the Purchaser’s control in accordance with the terms and subject to the conditions thereof, (B) negotiate and enter into definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letters on the terms and conditions (including any flex provisions) contained in the Debt Commitment Letters or on other terms consistent with Section 5.10(a)(i) and Section 5.10(a)(iii), (C) satisfy all conditions to such definitive agreements with respect to the Acquisition Financing that are applicable to the Purchaser that are within the Purchaser’s control to consummate the Acquisition Financing at or prior to the Closing, (D) draw upon and consummate the Acquisition Financing at or prior to the Closing, in any case, subject to the terms and conditions of the Financing Commitments and (E) fully enforce its rights under the Financing Commitments to draw upon and consummate the Acquisition Financing at or prior to the Closing, subject to the terms and conditions of the Financing Commitments. The Purchaser shall keep the Seller informed on a reasonably current basis and in reasonable detail with respect to all material activity concerning the status of its efforts to arrange the Debt Financing. Without limiting the generality of the foregoing, the Purchaser shall notify the Seller promptly, and in any event within two (2) Business Days after it becomes aware thereof, (x) of any material breach or default by any party to any Financing Commitments or definitive documents related to the Acquisition Financing, (y) of the receipt by the Purchaser of any written notice or other communication (other than negotiations of the definitive agreements with respect to the

Acquisition Financing) from any Acquisition Financing source with respect to any actual or threatened breach, default (or accusation of breach or default), termination or repudiation by any party to any Financing Commitment or any definitive document related to the Acquisition Financing of any provisions of the Financing Commitments or any definitive document related to the Acquisition Financing or (z) if for any reason the Purchaser no longer believes in good faith that it will be able to obtain all or any portion of the Acquisition Financing contemplated by the Financing Commitments on the terms and conditions described therein (including any material dispute or disagreement between the Purchaser and the Debt Financing Source with respect to the obligation to fund any of the Debt Financing or the amount of the Debt Financing to be funded at Closing). The Purchaser shall not enter into any merger, acquisition, joint venture, disposition, lease, debt or equity financing or similar transaction that would reasonably be expected to materially impair, delay or prevent the consummation of the Acquisition Financing contemplated by the Financing Commitments.
(iii)Subject to the terms and conditions of this Section 5.10, if any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letters or the Debt Commitment Letters shall be terminated or modified in a manner adverse to the Purchaser for any reason without the prior written consent of the Seller, to the extent such modification would reasonably be expected to violate or otherwise breach the requirements of Section 5.10(a)(i) and require the consent of the Seller (to be given or withheld in the sole discretion of the Seller), the Purchaser shall promptly notify Seller of such unavailability and the reason therefor and use its reasonable best efforts to arrange and obtain, as promptly as practicable, alternative financing from alternative sources on terms and conditions no less favorable, in the aggregate, to the Purchaser than those contained in the Debt Commitment Letters and in an amount at least equal to the Debt Financing or such unavailable portion thereof, as the case may be (the “Alternate Debt Financing”), and to obtain a new financing commitment letter and related fee letters with respect to such Alternate Debt Financing (the “New Debt Commitment Letter”) or definitive documentation, which shall replace the existing Debt Commitment Letter or the definitive documentation in respect thereof, a copy of which shall be promptly provided to the Seller (redacted, in the case of a fee letter, in a customary manner solely with respect to commercially sensitive fees and economic terms (other than covenants) and economic “flex” terms that are confidential and do not adversely affect the enforceability, availability, conditionality or aggregate principal amount of the applicable debt financing). In the event any New Debt Commitment Letter is obtained, (A) any reference in this Agreement to the “Acquisition Financing” shall include, in addition to the Equity Financing, the debt financing contemplated by the Debt Commitment Letters as modified pursuant to clause (C) below, (B) any reference in this Agreement to “Debt Financing” shall mean the debt financing contemplated by the Debt Commitment Letters as modified pursuant to clause (C) below and (C) any reference in this Agreement to the “Financing Commitments” or the “Debt Commitment Letters” shall be deemed to include the Debt Commitment Letters that are not superseded by a New Debt Commitment Letter at the time in question and the New Debt Commitment Letters to the extent then in effect.

(iv)In the event that (A) the terms and conditions set forth in the Financing Commitments and the definitive agreements with respect to the Financing Commitments have been satisfied and (B) one or more of the financing sources obligated to provide a portion of the Acquisition Financing fails to provide its respective portion of such financing in accordance with the terms and conditions of the Financing Commitments and, as a result thereof, impedes or delays the Closing, the Purchaser shall, and shall cause its Affiliates to, upon the request of the Seller in writing to the Purchaser, use its reasonable best efforts to cause any such breaching financing source to comply with its relevant obligations under the Financing Commitments.
(b)Financing Cooperation. In connection with the Debt Financing, the Seller shall provide, and shall use its reasonable best efforts to cause its Representatives to provide, reasonable cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by the Purchaser and that is necessary, customary or advisable in connection with the Purchaser’s efforts to obtain the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Seller or the Company or any of their respective Subsidiaries), including: (i) participation in a reasonable number of meetings or conference calls, rating agency and lender presentations and due diligence sessions and furnishing the Purchaser and its Debt Financing Sources with the Required Financial Information and with direct contact between appropriate members of senior management, Representatives and advisors of the Company and the Debts Financing Sources; (ii) assisting the Purchaser and its Debt Financing Sources in the preparation of (A) materials for rating agency presentations (for the avoidance of any doubt, it is understood and agreed that for purposes of this Section 5.10 the Purchaser shall be solely responsible for preparing any pro forma financial information and/or pro forma statements to be included in any such lender presentations and rating agency presentations or any other materials required by the Debt Commitment Letters) and (B) one or more credit agreements, guarantees, pledge and security documents, the delivery of possessory collateral and other definitive financing documents as reasonably requested by Purchaser and required by the terms of the Debt Commitment Letters; (iii) facilitating customary due diligence; (iv) using commercially reasonable efforts to obtain such consents, legal opinions, surveys and title insurance as applicable and as reasonably requested by the Purchaser; (v) providing documentation and other information with respect to the Acquired Companies at least three (3) Business Days prior to the Closing Date as shall have been reasonably requested in writing by the Purchaser at least ten (10) Business Days prior to the Closing Date that is required by regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act; and (vi) using commercially reasonable efforts to permit the Debt Financing Sources to benefit from the existing banking relationships of the Company; provided that the Seller shall not be required to pay any commitment or other similar fee or incur any other costs, expenses or Liability in connection with the Acquisition Financing prior to the Closing for which it is not reimbursed by the Purchaser. The foregoing notwithstanding, (i) none of the Seller, the Company, the Acquired Companies, or any of their respective Affiliates or Subsidiaries or any Persons who are directors or managers of the Seller, the Company, the Acquired Companies, their respective Subsidiaries or Affiliates or any of their respective Representatives shall be required to pass any resolution or consents to approve or authorize the execution of the Debt Financing or any definitive documentation entered into in connection therewith, (ii) no obligations of the Seller, the Company, the Acquired Companies, their respective Subsidiaries or Affiliates or any of their respective Representatives undertaken pursuant to any definitive documentation for the Debt Financing shall be effective until Closing. Nothing contained in this Section 5.10 or otherwise shall require the Seller or its Affiliates (other than the Acquired Companies) or, prior to the Closing, the Acquired Companies, to be an obligor or issuer with respect to the Debt Financing. The Purchaser and its Affiliates may share non-public or confidential information regarding any of the Acquired Companies and their respective businesses with the Debt Financing Sources from time to time party to the Debt Commitment Letters (subject to the confidentiality provisions set forth therein), and that Seller, its Affiliates and such Debt Financing Sources may share such information with potential financing sources in connection with any marketing efforts (including any syndication) in connection with the Debt Financing, provided that such information is disclosed in accordance with the Debt Commitment Letters and subject to the confidentiality provisions set forth therein.
(c)Reimbursement; Indemnification. The Purchaser shall, promptly upon the written request of the Seller, reimburse the Seller for all reasonable and documented out-of-pocket third-party costs and expenses incurred by the Seller or any of its Representatives in connection with the cooperation provided for in Section 5.10(b) (such reimbursement to be made promptly and in any event within three (3) Business Days of delivery of reasonably acceptable documentation evidencing such cost and expenses) and shall indemnify and hold harmless the Seller and its Representatives from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Acquisition Financing and any information utilized in connection therewith (other than written information provided by the Seller). All non-public or otherwise confidential information regarding the Seller or any of its Affiliates obtained by the Purchaser or its Representatives pursuant to this Section 5.10 shall, unless otherwise agreed in writing by the Seller, be kept confidential in accordance with the Confidentiality Agreement and Section 5.03; provided that such information may be shared (x) on a non-public basis with participants in the Debt Financing who enter into confidentiality arrangements customary for financing transactions of the same type as the applicable Debt Financing and (y) on a confidential basis with rating agencies.
SECTION 5.11Restrictive Covenants.
(a)Employee Non-Solicit. During the period commencing on the Closing Date and ending on the second (2nd) anniversary of the Closing Date, the Seller shall not, and shall cause its Subsidiaries not to, directly or indirectly, solicit any employees of the Business to leave the employ of the Purchaser or its Affiliates; provided, however, that the foregoing will not prohibit the Seller from soliciting, offering employment to or hiring any person (i) who responds to a general solicitation or advertisement that is not specifically directed at employees of the Business, (ii) who is referred to the Seller by search firms, employment agencies or other similar entities, provided that such entities have not been specifically instructed by the Seller or its Affiliates to solicit employees of the Business, (iii) who approaches Seller or its Affiliates on his or her own behalf without any prior solicitations or (iv) who is no longer employed by the Purchaser or its Affiliates.
(b)Non-Competition. During the period commencing on the Closing Date and ending on the fourth anniversary of the Closing Date, without the express prior written consent of the Purchaser, the Seller agrees not to, directly or indirectly, own, control, manage, operate or participate in, any business or entity that engages in the Business (the “Competing Activities”). This Section 5.11(b) shall not prevent or preclude the Seller and its Affiliates from (i) acquiring an interest or investing in (including by merger, acquisition, sale of assets or otherwise) any Person listed on a national securities exchange or publicly traded in the over the counter market that engages in any Competing Activities if such interest or investment constitutes less than five per cent (5%) of the outstanding voting securities or other equity interests of such Person, (ii) acquiring an interest or investing in (including by merger, acquisition, sale of assets or otherwise) any Person or business that engages in any Competing Activities, provided that (x) the Seller or such Affiliate is a passive investor and does not directly or indirectly control the activities or management of such Person or business and (y) such ownership stake does not exceed 49% of such Person or business, (iii) acquiring any business or equity interest in any Person that is, among other things, engaged in Competing Activities, so long as the percentage of revenues of such business or Person attributable to the Competing Activities during the preceding fiscal year represents less than 20% of such business’ or Person’s total revenues during such period (based on such business’ or Person’s latest financial statements) or (iv) engaging in, selling or providing any activity, publication, product service and/or business of the Seller or any of its Affiliates (including its businesses known as Standard & Poor’s Rating Services, S&P Capital IQ and SNL, Platts and S&P/Dow Jones indices) as conducted, published or engaged in on the date hereof (or any natural extensions thereof).
SECTION 5.12Insurance. From and after the Closing Date, each of the Acquired Companies shall cease to be insured by the Seller’s insurance policies or by any of its self-insurance programs. For the avoidance of doubt, the Seller and its Affiliates (other than the Acquired Companies) shall retain all rights to control their insurance policies and programs, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any of its insurance policies and programs notwithstanding whether any such policies or programs apply to any Liabilities of the Purchaser or any of its Affiliates (including the Acquired Companies). The Purchaser agrees to arrange for its own insurance policies with respect to the Acquired Companies and the Business covering all periods and agrees not to seek, through any means, to benefit from any insurance policies of the Seller or its Affiliates that may provide coverage for claims relating in any way to any of the Acquired Companies prior to the Closing.
SECTION 5.13Privileged Matters; Conflicts Waiver.
(a)The Purchaser, on behalf of itself and its Affiliates (including the Acquired Companies following the Closing) (collectively, the “Purchaser Related Parties”), hereby waives, and agrees not to allege, any claim that Shearman & Sterling LLP has a conflict of interest or is otherwise prohibited from representing the Seller or any of its Representatives (“Seller Related Parties”) in any post-Closing matter or dispute with any of the Purchaser Related Parties related to or involving this Agreement (including the negotiation hereof) or the transactions contemplated hereby, even though the interests of one or more of the Seller Related Parties in such matter or dispute may be directly adverse to the interests of one or more of the Purchaser Related Parties and even though Shearman & Sterling LLP may have represented one or more of the Acquired Companies in a matter substantially related to such matter or dispute.
(b)The Purchaser, on behalf of itself and all other Purchaser Related Parties acknowledges and agrees that each of the Acquired Companies’ attorney-client privilege, attorney work-product protection and expectation of client confidence involving any proposed sale of the Acquired Companies or any other transaction contemplated by this Agreement (but not general business matters of any of the Acquired Companies, to the extent they are governed by Section 5.13(c)), and all information and documents covered by such privilege, protection or expectation shall be retained and controlled by the Seller and its Affiliates, and may be waived only by the Seller. The Purchaser and the Seller acknowledge and agree that (i) the foregoing attorney-client privilege, work product protection and expectation of client confidence shall not be controlled, owned, used, waived or claimed by the Purchaser or by any of the Acquired Companies upon consummation of the Closing; and (ii) in the event of a dispute between the Purchaser or any of the Acquired Companies, on the one hand, and a third party, on the other hand, or any other circumstance in which a third party requests or demands that any of the Acquired Companies produce privileged materials or attorney work-product of the Seller or its Affiliates, the Purchaser shall cause the Acquired Companies to assert such attorney-client privilege on behalf of the Seller or its Affiliates to prevent disclosure of privileged materials or attorney work-product to such third party.
(c)The Purchaser and the Seller acknowledge and agree that the attorney-client privilege, attorney work-product protection and expectation of client confidence involving general business matters of any the Acquired Companies and arising prior to the Closing for the benefit of both the Seller and its Affiliates, on the one hand, and the Acquired Companies, on the other hand, shall be subject to a joint privilege and protection between such parties, which parties shall have equal right to assert all such joint privilege and protection and no such joint privilege or protection may be waived by (i) the Seller or its Affiliates without the prior written consent of the Purchaser; or (ii) by any of the Acquired Companies without the prior written consent of the Seller; provided, however, that any such privileged materials or protected attorney-work product information, whether arising prior to, or after the Closing Date, with respect to any matter for which a party has an indemnification obligation hereunder, shall be subject to the sole control of such party, which shall be solely entitled to control the assertion or waiver of the privilege or protection, whether or not such information is in the possession of or under the control of such party.
(d)This Section 5.13 is for the benefit of the Seller, the Seller Related Parties and Shearman & Sterling LLP, and the Seller Related Parties and Shearman & Sterling LLP are express third-party beneficiaries of this Section 5.13. This Section 5.13 shall be irrevocable, and no term of this Section 5.13 may be amended, waived or modified, except in accordance with Section 11.07 or Section 11.08, as the case may be, and with the prior written consent of Shearman & Sterling LLP and the Seller Related Party affected thereby. This Section 5.13 shall survive the Closing and shall remain in effect indefinitely.
SECTION 5.14Release from Seller Credit Support Instruments. At or prior to the Closing, the Purchaser shall, and shall cause its Affiliates (collectively, the “Purchaser Group”) to, take or cause to be taken all actions necessary to secure the unconditional release of the Seller and each of its Affiliates (other than the Acquired Companies) from the Seller Credit Support Instruments, including effecting such release by providing guarantees or other credit support, and the Purchaser shall, and shall cause its Affiliates to, be substituted in all respects therefor, so that the applicable member of the Purchaser Group shall be solely responsible for the obligations of such Seller Credit Support Instruments; provided, however, that any such release or substitution must be effected pursuant to documentation reasonably satisfactory in form and substance to the Seller. Without limiting the Purchaser’s undertaking in the foregoing sentence, to the extent that the Seller or any of its Affiliates (other than the Acquired Companies) have performance obligations under any Seller Credit Support Instrument after the Closing, (a) the Purchaser shall not permit any member of the Purchaser Group (including the Acquired Companies) to renew or extend the term of, increase its obligations under, or transfer to a third party, any such Seller Credit Support Instrument, and (b) the Purchaser shall, or shall cause a member of the Purchaser Group to, (i) perform such obligations on behalf of the Seller or its Affiliates (other than an Acquired Company) and (ii) otherwise take such action as requested by the Seller so as to put the Seller or its Affiliates in the same position as if the Purchaser, or such member of the Purchaser Group, had performed or was performing such obligations. All costs and expenses incurred in connection with the release or substitution of the Seller Credit Support Instruments shall be borne by the Purchaser. In the event that any Seller Credit Support Instrument has not been terminated and that the Seller or the relevant Affiliate (other than an Acquired Company) has not been released as of the Closing Date, the Seller or the relevant Affiliate (other than an Acquired Company) shall be permitted to terminate such Seller Credit Support Instrument as promptly as practicable; provided that such termination does not result in termination or a material change to the Contract to which such Seller Credit Support Instrument applies, except in connection with the end of any primary or renewal term of any such Contract or Seller Credit Support Instrument. From and after the Closing, the Purchaser shall indemnify the Seller and its Representatives for any and all Losses arising from, or relating to, the Seller Credit Support Instruments.
SECTION 5.15No Solicitation.
(a)The Seller agrees that between the date of this Agreement and the earlier of (x) the Closing and (y) the termination of this Agreement, the Seller shall not, and shall direct its respective Representatives not to, directly or indirectly, (i) solicit, initiate, induce or encourage, or take any other action to facilitate, any Company Acquisition Proposal or any inquiry or proposal that would reasonably be expected to lead to a Company Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person (other than the Purchaser) any information with respect to, or otherwise cooperate in any way with, any Company Acquisition Proposal or any inquiry or proposal that would reasonably be expected to lead to a Company Acquisition Proposal or (iii) approve, endorse, recommend, execute or enter into any letter of intent, memorandum of understanding, agreement in principle, joint venture agreement, partnership agreement or merger, acquisition or similar agreement constituting, contemplating or otherwise relating to any Company Acquisition Proposal or any inquiry or proposal that could reasonably be expected to lead to a Company Acquisition Proposal. The term “Company Acquisition Proposal” means any written proposal or offer from any Person (other than the Purchaser) relating to any acquisition, in one transaction or a series of transactions, of all or substantially all of the Business.
(b)The Seller agrees that between the date of this Agreement and the earlier of (i) the Closing and (ii) the termination of this Agreement, the Seller shall promptly notify the Purchaser of any Company Acquisition Proposal and indicate in reasonable detail the terms and conditions of such Company Acquisition Proposal and the identity of the Person making such Company Acquisition Proposal. The Seller shall keep the Purchaser informed on a reasonably current basis in all material respects of the status and details (including material amendments or proposed amendments) of any such Company Acquisition Proposal.

(c)The Seller agrees that between the date of this Agreement and the earlier of (i) the Closing and (ii) the termination of this Agreement, the Seller shall, and shall direct its Representatives to, immediately cease and cause to be terminated any solicitation, discussions and negotiations with any Person that may be ongoing with respect to a Company Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal, and shall promptly request the prompt return or destruction of all confidential information previously furnished to any Person in connection with a Company Acquisition Proposal and promptly terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives.
SECTION 5.16CFIUS Approval. Without limiting the generality of the Purchaser’s undertaking pursuant to Section 5.04(a), the Parties shall submit any draft filing required in connection with the CFIUS Approval in accordance with 31 C.F.R. Part 800, and shall respond appropriately to any request for information from CFIUS in the time frame set forth in the CFIUS regulations or within a longer time frame approved by CFIUS in writing. The Purchaser shall, and shall cause each of its Affiliates to, take any and all actions necessary, proper or advisable to obtain CFIUS Approval so as to enable the Closing by the Outside Date, including, but not limited to, proposing, negotiating, committing to and effecting, mitigation measures proposed by CFIUS or any of its member agencies. Without limiting any of the foregoing, each Party shall cooperate with the other Party to provide CFIUS representatives informal notice of the transactions contemplated by this Agreement, participate (or have its representatives participate) in any informal pre-filing discussions with representatives of CFIUS, draft, coordinate, and submit the draft notice to CFIUS, coordinate the incorporation into the formal notice of any CFIUS comments to the draft notice, draft coordinate, and submit the formal notice, prepare for and attend any meetings with CFIUS member agencies, attend any on-site visit by CFIUS member agencies to a Party’s facility (if requested by a CFIUS member agency), and take any other reasonably requested action in furtherance of the CFIUS Approval.
SECTION 5.17Termination of Intercompany Agreements. Prior to the Closing, the Seller shall take all actions necessary to (i) terminate all of the Intercompany Agreements other than those listed on Schedule 5.18, effective as of the Closing, and (ii) settle all Intercompany assets and liabilities.

ARTICLE VI

EMPLOYEE MATTERS

SECTION 6.01Transfer of Employment.
(a)The employment relationship of the Business Employees employed by the Acquired Companies shall continue with the Purchaser or its Affiliates (including the Acquired Companies, as applicable) as of the Closing. The Purchaser shall take the actions reasonably necessary, including those described in this Section 6.01 to ensure the continued employment of such Business Employees with Purchaser or its Affiliate as of the Closing.
(b)If the rights, powers, duties, liabilities and obligations of the Seller or any of the Acquired Companies in respect of any employment relationship with a Business Employee do not automatically transfer to the Purchaser or its Affiliates (including the Acquired Companies, as applicable) under Section 6.01(a), as in the case of Business Employees not employed by Acquired Companies immediately prior to the Closing, then:
(i)At least ten (10) Business Days prior to the Closing and subject to compliance with data privacy and protection Laws, the Purchaser shall make written offers of employment on terms and conditions consistent with this ARTICLE VI effective from and after the Closing to all such Business Employees, including any such Business Employee who is on vacation, paid time off or other approved leave of absence as of the Closing, other than any Business Employee who is an Inactive Offer Employee (as defined below) (such Business Employees who will receive offers of employment, the “Offer Employees”).
(ii)Where an Offer Employee accepts the Purchaser’s offer of employment, the Seller will ensure that such Offer Employee is released from employment with the Seller or its relevant Affiliate, and from any post-termination or employment restrictions that may prohibit or restrict the Offer Employee from performing his or her duties for the Purchaser with effect from the Closing or on the date of acceptance of employment with the Purchaser, if later. Each Offer Employee who does not expressly reject in writing the offer of employment by the Purchaser pursuant to this Section 6.01(b) shall be deemed to have accepted such offer.
(iii)The Seller shall retain all liabilities for any Offer Employee who is on short-term disability leave or long-term disability leave as of the Closing (“Inactive Offer Employees”); provided, however, that the Purchaser shall make a written offer of employment to any Inactive Offer Employee who returns to active status within twelve months following the Closing. Any Inactive Offer Employee who accepts the Purchaser’s offer of employment shall be a Transferred Employee, as defined below in Section 6.01(c), as of the date he or she accepts such offer.
(c)As used herein, “Transferred Employee” means (i) each Business Employee who is, immediately prior to the Closing, employed by the Acquired Companies and (ii) each Offer Employee who accepts or does not expressly reject the Purchaser’s offer of employment made pursuant to Section 6.01(b).
(d)As of the Closing Date, the Purchaser agrees to employ or cause another of its Affiliates to employ the Transferred Employees on substantially equivalent terms and conditions of employment in the aggregate as in effect prior to the Closing. The Purchaser shall provide, or shall cause the Affiliate of the Purchaser that will employ the Transferred Employees to provide, during the twelve-month period following the Closing, to each Transferred Employee: (i) the same or greater base salary or rate of pay as in effect immediately prior to the Closing; (ii) employment at a location that does not increase the one-way commute of the Transferred Employee by more than thirty-five (35) miles from his or her commute as of the Closing; and (iii) other compensation and employee benefits that, with respect to such Transferred Employee, are substantially equivalent in the aggregate to the compensation and benefits (including bonus and other incentive opportunity, vacation and sick or other paid leave accrual rates, but excluding defined benefit pension benefits, any other post-employment health benefits (other than COBRA) and any long-term incentive awards that provide for equity-based compensation and 2016 annual bonuses to the extent already paid to such Transferred Employees) provided by the Seller or any of its Affiliates to such Transferred Employee immediately before the Closing.
(e)Except as stated in Section 6.03, the Purchaser and its relevant Affiliates shall be responsible for any and all Losses and Liabilities arising on or after the Closing with respect to the Transferred Employees’ employment or termination of employment, or the terms and conditions of employment offered by the Purchaser to the Business Employees, in each case including (i) any statutory and non-statutory severance obligations, and any other termination payment obligations owed to the Transferred Employees arising or accruing on or after the Closing whether pursuant to an agreement, plan, practice or policy, or applicable Law; (ii) Losses or Liabilities incurred on account of the Purchaser’s failure to offer comparable employment to the Business Employees; and (iii) Losses or Liabilities incurred under the Worker Adjustment and Retraining Notification Act or any other applicable Law.
(f)Notwithstanding anything to the contrary in this ARTICLE VI, nothing in this Agreement shall limit the discretion of Purchaser or its Affiliates to terminate the employment of any Transferred Employee at any time following the Closing.
SECTION 6.02Employee Benefits.
(a)Effective as of the Closing, all Transferred Employees shall cease to participate in and accrue benefits under the Seller Plans. The Seller shall retain all accrued Liabilities under the Seller Plans for all periods prior to the Closing. Subject to Section 6.01(d), the Purchaser shall, prior to the Closing, take all action necessary either (i) to cause the Transferred Employees to be covered as of the Closing by the Purchaser’s employee compensation and benefit plans or (ii) to establish employee compensation and benefit plans for the Transferred Employees to be effective as of the Closing, in each case, that provide comparable compensation and benefits arrangements (excluding defined benefit pension benefits and any other post-employment health benefits (other than COBRA)) for the Transferred Employees to those enjoyed by the Transferred Employees under the relevant Seller Plan applicable to the Transferred Employees immediately prior to the Closing (in either case, the “Purchaser Benefit Plans”). For purposes of the establishment of replacement long-term incentive compensation plans, the Purchaser shall have no obligation to provide any equity or equity-related awards. Except as otherwise provided in this ARTICLE VI, the Purchaser shall cause the Purchaser Benefit Plans to recognize each Transferred Employee’s years of service and level of seniority prior to the Closing with the Seller or any of its Affiliates (including service and seniority with any other employer that was recognized by the Seller or any of its Affiliates) for purposes of terms of employment, eligibility, vesting and benefit accruals under such plans (except for benefit accruals under any defined benefit pension plan), including vacation, sick or other paid leave accrual rates and employer contribution rates under retirement plans. The Purchaser shall honor all unused vacation, sick leave and other personal time off of each

Transferred Employee, records of which shall be provided by the Seller to the Purchaser, subject to compliance with data privacy and protection Laws, either by allowing such Transferred Employee to use such accrued vacation or by cashing out such accrued vacation subject to applicable Law, at the Purchaser’s discretion.
(b)The Purchaser shall cause each Transferred Employee and such Transferred Employee’s dependents to be eligible for coverage under the Purchaser Benefit Plans that provide group health, prescription drug, dental and similar type welfare benefits (the “Purchaser Welfare Plans”), effective immediately as of the Closing. The Purchaser shall cause the Transferred Employees and their dependents to have any pre-existing condition limitations, eligibility waiting periods, evidence of insurability and required physical examinations waived with respect to all health and welfare benefit plans provided by the Purchaser or one of its Affiliates to the Transferred Employees. To the extent required under the Purchaser Welfare Plans for purposes of satisfying deductibles, out-of-pocket maximums or other similar limitations, the Purchaser shall cause the Transferred Employees and their dependents to receive credit under the Purchaser Welfare Plans, for the year during which coverage under such plans begins, for any deductibles, co-insurance and co-payments already incurred during such year under the Seller Plan that provides similar benefits. All medical, life insurance, disability and other welfare plan expenses and benefits with respect to claims incurred by Transferred Employees or their covered dependents after the Closing shall be covered by the Purchaser Welfare Plans. All medical, life insurance, disability and other welfare plan expenses and benefits with respect to claims incurred by Transferred Employees or their covered dependents on or prior to the Closing shall be covered by the applicable Seller Plans. For purposes of this paragraph, a claim is deemed incurred when the services that are the subject of the claim are performed; in the case of life insurance, when the death occurs; and, in the case of long-term disability benefits, when the employee first becomes eligible to receive long-term disability benefits.
(c)The Purchaser shall, prior to the Closing, take all action necessary to establish a flexible spending account plan or plans for the benefit of the Transferred Employees (each a “Purchaser Flexible Account Plan”), to be effective no later than the Closing, that mirror(s) the relevant Seller Plan applicable to the Business Employees immediately prior to the Closing (each a “Seller Flexible Account Plan”). The Purchaser shall cause each Transferred Employee who participated in a Seller Flexible Account Plan immediately prior to the Closing to have a flexible spending account(s) maintained in a Purchaser Flexible Account Plan that will recognize the elections that such Transferred Employee had in effect for purposes of the plan year in effect as of the Closing under the applicable Seller Flexible Account Plan. In addition, such Purchaser Flexible Account Plan shall (i) assume the obligations of the applicable Seller Flexible Account Plan with respect to Transferred Employees as of the Closing and (ii) provide the same level of medical expense and/or dependent care expense reimbursement account benefits as those provided under the applicable Seller Flexible Account Plan through the end of the plan year in effect as of the Closing. Within thirty days following the Closing, the Seller shall, or shall cause its Affiliates to, transfer to the Purchaser any amounts withheld or collected by the Seller and its Affiliates under the applicable Seller Flexible Account Plan from Transferred Employees during the plan year in effect as of the Closing reduced by any reimbursements actually paid by the Seller and its Affiliates under the applicable Seller Flexible Account Plan for such plan year prior to the Closing. All claims submitted on or after the Closing for flexible spending account benefits by the Transferred Employees shall be paid by the applicable Purchaser Flexible Account Plan.

SECTION 6.03Severance Benefits. During the twelve-month period following the Closing, in the event that a Transferred Employee’s employment with the Purchaser or its Affiliates is involuntarily terminated by Purchaser or its Affiliates for any reason other than cause or the Purchaser or its Affiliates takes any other action that would have entitled such Transferred Employee to receive severance payments and benefits under any severance plans or programs of the Seller, its Affiliates or the Acquired Companies or as otherwise required by applicable Law, the Purchaser shall provide such Transferred Employee with notice and severance payments and benefits pursuant to the terms of the applicable severance plan or program of the Seller, its Affiliate or an Acquired Company as in effect as of the Closing or as otherwise required by applicable Law; provided, however, that this provision shall not apply to the portion of any of severance pay or benefits that the Seller provides to a Transferred Employee in connection with a covered termination of employment occurring on or after the Closing pursuant to the terms of a retention or similar agreement between the Transferred Employee and the Seller entered into prior to the Closing, responsibility for which shall remain with the Seller. The amount of such severance payments and benefits shall be calculated as if such Transferred Employee’s employment had continued with the Seller through the date of such Transferred Employee’s termination of employment by the Purchaser or its Affiliate, and Transferred Employees will receive credit for partial year employment.
SECTION 6.04Defined Contribution Plans. Subject to Section 6.01(d), the Purchaser shall, prior to the Closing, take all action necessary either to cause the Transferred Employees to be covered as of the Closing by or to establish a defined contribution retirement plan intended to be qualified under Section 401(a) of the Code for the benefit of the Transferred Employees employed in the United States (a “Purchaser DC Plan”), and a trust thereunder, to be effective no later than the Closing and that provides comparable benefits for the Transferred Employees to those provided under the relevant tax-qualified defined contribution plan sponsored by the Seller or one of its Affiliates and applicable to the Transferred Employees immediately prior to the Closing (a “Seller DC Plan”); provided, however, that the Purchaser DC Plan need not replicate the investment line-up in the Seller DC Plan or include a company stock fund. The Purchaser shall cooperate, or cause one of its Affiliates to cooperate, with the Seller in providing information to such Transferred Employees regarding rollovers of their interests from the applicable Seller DC Plans to a Purchaser DC Plan.
SECTION 6.05Seller Non-Qualified Plans. Transferred Employees participate in certain non-qualified plans of the Seller. The Purchaser shall, prior to the Closing, take all action necessary to establish a non-qualified deferred compensation plan for the benefit of the Transferred Employees who were employed immediately prior to Closing by the Acquired Companies (a “Purchaser Non-Qualified Plan”) to be effective no later than the Closing that mirrors the relevant non-qualified deferred compensation plan sponsored by the Seller or its Affiliate and applicable to the Business Employees immediately prior to the Closing (the “Seller Non-Qualified Plans”) and, as of the Closing, (i) to cause each of the Purchaser Non-Qualified Plans to assume all of the obligations of the Seller to the Transferred Employees who were employed immediately prior to Closing by the Acquired Companies under the corresponding Seller Non-Qualified Plans and (ii) to treat such Transferred Employees’ employment with the Seller and its Affiliates, and the Purchaser and its Affiliates, as continuous employment. This Section 6.05 shall not apply in the case of Offer Employees, who will experience a “Separation from Service” as defined under Section 409A of the

Code as of the Closing, and whose account balances will be treated in accordance with the terms of the applicable Seller Non-Qualified Plan.
SECTION 6.06Equity Plans. The Seller and the Purchaser agree and acknowledge that the transactions contemplated by this Agreement shall constitute a termination of employment under the equity plans of the Seller. Any outstanding equity awards granted prior to 2016 and held by Transferred Employees shall be accelerated and become fully vested (and immediately exercisable, if applicable), or the restrictions on such awards shall fully lapse or be removed, as the case may be, as of the Closing Date. As of the Closing Date, outstanding equity awards granted in 2016 and held by Transferred Employees shall be accelerated and vested on a pro-rata basis from the time of grant through the Closing Date. All vested options to purchase shares of the Seller’s common stock held by Transferred Employees as of the Closing Date will remain exercisable until the earlier of (1) the two-year anniversary of the Closing Date, and (2) the expiration of the original term of such option. All vested restricted share units and performance share units with respect to the Seller’s common stock that are held by Transferred Employees as of the Closing Date will be payable in accordance with their original terms. With respect to such vested performance share units, the actual number of shares of the Seller’s common stock earned shall be determined based upon actual performance during the relevant performance period.
SECTION 6.07Annual Bonuses. In furtherance of the Seller’s prior commitment to make certain bonus payments to Transferred Employees, within sixty (60) days after the Closing Date, Seller shall make bonus payments to the Transferred Employees with respect to the year of the Closing which shall not be subject to pro-ration based on the Closing Date and shall be equal to each such Transferred Employee’s target bonus for the year of Closing (except that the Seller may apply discretion with respect to the bonuses of Business Employees hired in 2016), or, if larger, to any such amounts required by a retention or similar agreement between a Transferred Employee and the Seller entered into prior to the Closing.
SECTION 6.08FICA/FUTA. To the extent permissible under applicable Law, the Purchaser shall (a) treat the Purchaser or its applicable Affiliate as a “successor employer” and the Seller as a “predecessor” within the meaning of Sections 3121(a)(1) and 3306(b)(1) of the Code with respect to Transferred Employees for purposes of taxes imposed under the U.S. Federal Unemployment Tax Act and the U.S. Federal Insurance Contributions Act and (b) cooperate with the Seller to avoid the restart of taxes imposed under the U.S. Federal Insurance Contribution Act and U.S. Federal Unemployment Tax Act.
SECTION 6.09Notifications. The Seller and the Purchaser and their respective Affiliates shall cooperate in good faith to determine whether any information, consultation and notification may be required under any worker notification Laws applicable to any Business Employees or employee representative bodies (if any) arising in connection with the transactions contemplated by this Agreement and shall honor their respective obligations resulting therefrom. The Purchaser and its Affiliates shall assume all obligations and Liabilities for the provision of notice or payment in lieu of notice or any applicable penalties with respect to the Transferred Employees under such worker notification Laws arising as a result of actions taken by the Purchaser and its Affiliates after the Closing. The Seller shall retain or assume all obligations and Liabilities for the provision of notice or payment in lieu of notice or any applicable penalties with respect to the Transferred Employees under such worker notification Laws arising as a result of actions taken by the Seller on or prior to the Closing.
SECTION 6.10No Third Party Beneficiaries. Nothing expressed or implied in this ARTICLE VI or in the Disclosure Schedule or Exhibits referred hereby shall confer upon any of the Business Employees or any other Person any additional rights or remedies, including any additional right to employment, or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement. Notwithstanding anything herein to the contrary, no provision of this Agreement is intended to, or does, constitute the establishment or adoption of, or amendment to, any employee benefit plan (within the meaning of Section 3(3) of ERISA or otherwise) of the Seller, its Affiliates, an Acquired Company or the Purchaser, and no person participating in any such employee benefit plan maintained by the Seller, its Affiliates, an Acquired Company or the Purchaser shall have any claim or cause of action, under ERISA or otherwise, in respect of any provision of this Agreement as it relates to any such employee benefit plan or otherwise.
SECTION 6.11Cooperation. Seller shall use, and shall cause each of its applicable Affiliates to use, its or their reasonable best efforts to (i) comply with respect to the Business Employees with all requirements of applicable Law regarding advanced notice, consultation with works councils, labor unions and similar employee representative organizations, as well as any applicable collective bargaining agreements or similar such agreements and (ii) cooperate with the Purchaser’s or its Affiliates’ establishment and provision of comparable compensation and benefits plans pursuant to the terms of ARTICLE VI.

ARTICLE VII

Tax Matters

SECTION 7.01Tax Indemnities.
(a)From and after the Closing, the Seller agrees to indemnify and hold harmless the Purchaser against all Losses to the extent arising out of or resulting from: (i) Excluded Acquired Company Taxes and (ii) breaches of the representations and warranties set forth in Section 3.18; provided that the Seller shall not be required to indemnify the Purchaser against: (A) any Taxes imposed on the Acquired Companies for any Post-Closing Period (including, without limitation, all Taxes for a Post-Closing Period arising as a result of any prepaid amounts received on or prior to the Closing Date), (B) any Taxes imposed on the Acquired Companies which arise from any action or transaction taken by the Purchaser or any of its Affiliates occurring on the Closing Date after the Closing or after the Closing Date, (C) any Taxes arising out of or resulting from any breach of any covenant or agreement of the Purchaser contained in this Agreement, and (D) any Conveyance Taxes and VAT for which the Purchaser is responsible, as provided under Section 7.06. The Purchaser shall be responsible for and shall indemnify and hold the Seller and its Affiliates harmless against all Taxes and associated expenses that are not the responsibility of the Seller pursuant to this Section 7.01 or Section 9.02.
(b)In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the Pre-Closing Period shall be:
(i)in the case of Taxes that are either (x) based upon or related to income or receipts or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount which would be payable (after giving effect to amounts which may be deducted from or offset against such Taxes) if the taxable period ended on the date of the Closing; provided that all amounts paid to a Transferred Employee pursuant to an outstanding equity award on or before the Closing Date shall be allocable to the Pre-Closing Period to the extent permitted by applicable Law; and
(ii)in the case of Taxes not described in clause (i), deemed to be the amount of such Taxes for the entire Straddle Period (after giving effect to amounts which may be deducted from or offset against such Taxes) (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of days in the Pre-Closing Period and the denominator of which is the number of days in the entire Straddle Period. Any credit or refund resulting from an overpayment of Taxes for a Straddle Period shall be prorated based upon the method employed in this paragraph (b) taking into account the type of Tax to which the refund relates. In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 7.01(b) shall be computed by reference to the level of such items on the date of the Closing. All determinations necessary to effect the foregoing allocations shall be made in a manner consistent with prior practice of the Company and the Acquired Subsidiaries.
(c)Payment by the Indemnifying Party of any amount due under this Section 7.01 shall be made within 10 days following written notice by the Indemnified Party that payment of such amounts to the appropriate Taxing Authority is due, provided that the Purchaser shall comply with its obligation to promptly notify the Seller under Section 7.03(a) and provided, further, that the Indemnifying Party shall not be required to make any payment earlier than two (2) days before it is due to the appropriate Taxing Authority (it being understood, for the avoidance of doubt, that a Tax is not due or payable to the extent that such Tax may be contested prior to payment by the means selected by the party entitled to control such contest). Notwithstanding anything to the contrary herein, if the Seller receives an assessment or other notice of Taxes due with respect to the Acquired Companies for any Pre-Closing Period for which the Seller is not responsible, in whole or in part, pursuant to paragraph (a) of this Section 7.01, then the Purchaser shall pay such Taxes, or if the Seller pays such Taxes, then the Purchaser and the Acquired Companies shall pay to the Seller the amount of such Taxes for which the Seller is not responsible within five (5) days following such payment. In the case of a Tax that is contested in accordance with the provisions of Section 7.03, payment of the Tax to the appropriate Taxing Authority will be considered to be due no earlier than the date a final determination to such effect is made by the appropriate Taxing Authority.

SECTION 7.02Tax Refunds and Timing Adjustments.
(a)Any Tax refund, credit or similar benefit (including any interest paid or credited by a Taxing Authority with respect thereto) relating to Excluded Acquired Company Taxes (but only to the extent such refund credit or similar benefit is not attributable to, and does not result from, a carry back or other use of any item of loss, deduction, credit or other similar item arising in a Post-Closing Period) shall be the property of the Seller, and if received by the Purchaser or the Acquired Companies shall be paid over promptly to the Seller. The Purchaser shall, if the Seller so requests and at the Seller’s expense, cause the Company or other relevant entity to file for and use its reasonable best efforts to obtain the receipt of any refund to which the Seller is entitled under this Section 7.02, provided, however, that the Purchaser shall have no obligation to file for any refund which the Purchaser reasonably determines in good faith is not more likely than not to prevail under applicable Law. The Purchaser shall permit the Seller to participate in (at the Seller’s expense) the prosecution of any such refund claim.
(b)If any amount otherwise payable by the Seller under Section 7.01 arises in respect of, or as a result of, an adjustment or other item that has the effect of actually reducing the amount of the cash Tax liability that would otherwise be payable by the Purchaser or any of its Affiliates (as determined on a with and without basis and as the last item taken into account), then the amount of such indemnification obligation shall be reduced by the amount of such actual reduction in Tax in accordance with this Section 7.02(b); provided that if an indemnification payment is made by the Seller in accordance with Section 7.01 and an actual reduction in cash Tax liability of the Purchaser or any of its Affiliates that was not previously taken into account pursuant to this Section 7.02(b) to reduce the amount of such indemnification payment is actually realized by the Purchaser or any of its Affiliates, then, to the extent that the actual reduction in cash Tax liability would have resulted in a reduction in the amount payable by the Seller pursuant to Section 7.01 had the actual reduction in cash Tax been actually realized in the year the indemnity payment was made, the Purchaser shall pay to the Seller an amount equal to the amount of such actual reduction in Tax within five (5) days of its realization of such reduction in Tax. A reduction in Tax will be considered to be actually realized or will otherwise constitute an actual reduction in cash Tax liability for purposes of this Section 7.02(b) at the time that the applicable Tax Return is filed on which such reduction in Tax is taken into account to actually reduce the cash Tax liability of the Purchaser or its Affiliate (as determined on a with and without basis). If a reduction in Tax previously realized by the Purchaser is subsequently reduced or disallowed, the Seller shall promptly pay to the Purchaser an amount equal to the increase in the actual cash Tax liabilities of the Purchaser or its Affiliate, as the case may be, arising from such reduction or disallowance. The timing and amount of any such reduction in Tax shall be determined by the Purchaser in good faith.
SECTION 7.03Contests.
(a)After the Closing, the Purchaser shall promptly notify the Seller in writing upon receipt of a correspondence or a notice from a Taxing Authority of an audit or inquiry that, if determined adversely to the taxpayer or after the lapse of time, could be grounds for indemnification by the Seller under Section 7.01 or Section 9.02. Such notice shall contain factual information (to the extent known to the Purchaser, its Affiliates or any of the Acquired Companies) describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any Taxing Authority in respect of any such asserted Tax liability. If the Purchaser fails to give the Seller notice within 30 days of receiving the correspondence or notice from a Taxing Authority, then the Seller shall not have any obligation to indemnify for any loss arising out of such asserted Tax liability, but only to the extent that the Seller is prejudiced by such failure to give such notice.
(b)In the case of a Tax audit or administrative or judicial proceeding (a “Contest”) that relates to Pre-Closing Periods (other than a Contest described in Section 7.03(c)), the Seller shall have the sole right, at its expense, to control the conduct of such Contest.
(c)With respect to Straddle Periods (other than a Contest described in Section 7.03(d)), the Seller may elect to direct and control, through counsel of its own choosing, any Contest involving any asserted Tax liability with respect to which indemnity may be sought from the Seller pursuant to Section 7.01. If the Seller elects to direct a Contest, the Seller shall within 30 days of receipt of the notice of asserted Tax liability notify the Purchaser of its intent to do so, and the Purchaser shall cooperate and shall cause the Acquired Companies to fully cooperate, at the Seller’s expense, in each phase of such Contest. If the Seller elects not to direct the Contest, the Purchaser or any of the Acquired Companies may assume control of such Contest (at the Purchaser’s expense), and the Purchaser shall provide the Seller a timely and reasonably detailed summary of each phase of such Contest. However, in such case, none of the Purchaser or any of the Acquired Companies may settle or compromise any asserted liability without prior written consent of the Seller; provided, however, that consent to settlement or compromise shall not be unreasonably withheld, conditioned or delayed. In any event, the Seller may participate, at its own expense, in a Contest described in this Section 7.03(c).
(d)Notwithstanding anything to the contrary in this Agreement, the Seller shall have the exclusive right to control in all respects, and neither the Purchaser nor any of its Affiliates shall be entitled to participate in, any Contest with respect to (i) any Tax Return of the Seller or any of its Subsidiaries (other than the Acquired Companies) and (ii) any Tax Return of a consolidated, combined, unitary, or affiliated Tax group of which the Seller is a member.
(e)The Purchaser and the Seller agree to cooperate, and the Purchaser agrees to cause the Acquired Companies to cooperate, in the defense against or compromise of any claim in any Contest.
(f)Notwithstanding anything to the contrary in this Agreement, this Section 7.03 shall control with respect to any Contest.
SECTION 7.04Preparation of Tax Returns.
(a)The Seller shall prepare and file (or cause the Acquired Companies to prepare and file) (i) all Tax Returns relating to the Purchased Assets, the Business and each of the Acquired Companies for Pre-Closing Periods (other than Straddle Periods) and (ii) all Tax Returns of a consolidated, combined, unitary, or affiliated Tax group of which the Seller is a member. The Seller shall promptly pay to the proper Taxing Authority all Taxes shown as due and payable on all Tax Returns that are prepared by the Seller pursuant to this Section 7.04(a).

(b)The Purchaser shall prepare and file (or cause the Acquired Companies to prepare and file) all Tax Returns that relate to the Purchased Assets, the Business and the Acquired Companies (other than any Tax Return of a consolidated, combined, unitary, or affiliated Tax group of which the Seller is a member) for Post-Closing Periods (including Straddle Periods), it being understood that all Taxes shown as due and payable on such Tax Returns shall be the responsibility of the Purchaser, except for such Taxes which are the responsibility of the Seller pursuant to Section 7.01 which the Seller shall pay in accordance with this ARTICLE VII. Such Tax Returns shall be prepared on a basis consistent with those prepared for prior taxable periods unless a different treatment of any item is required by an intervening change in Law or facts. With respect to any Tax Return required to be filed with respect to the Purchased Assets, the Business or any of the Acquired Companies for a Straddle Period, the Purchaser shall provide the Seller and its authorized representative with a copy of such completed Tax Return and a statement (with which the Purchaser will make available supporting schedules and information) certifying the amount of Tax shown on such Tax Return that is allocable to the Seller pursuant to Section 7.01 at least 30 days prior to the due date (including any extension thereof) for filing of such Tax Return, and the Seller and its authorized representative shall have the right to review and consent to the filing of such Tax Return (not to be unreasonably withheld, conditioned or delayed). The Seller and the Purchaser agree to consult and to attempt in good faith to resolve any issues arising as a result of the review of such Tax Return and statement by the Seller or its authorized representative. In the event that a Tax Return for a Straddle Period reflects any Tax refund, credit, net operating loss or similar benefit, the provisions of Section 7.02(a) (relating to Tax refunds) shall control.
(c)The Seller and the Purchaser shall make (or cause any of their respective Affiliates to make) any election available under applicable Law to treat the Closing Date as the end of a relevant taxable period.
SECTION 7.05Tax Cooperation and Exchange of Information. The Seller and the Purchaser shall provide each other with such cooperation and information as either of them reasonably may request of the other (and the Purchaser shall cause the Acquired Companies to provide such cooperation and information) in filing any Tax Return, determining a liability for Taxes or participating in or conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with related work papers and documents relating to rulings or other determinations by taxing authorities. The Seller and the Purchaser shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations of any documents or information provided under this Section 7.05. Notwithstanding anything to the contrary in Section 5.02, each of the Seller and the Purchaser shall retain all Tax Returns, work papers and all material records or other documents in its possession (or in the possession of its Affiliates) relating to Tax matters of the Purchased Assets, the Business and the Acquired Companies for any taxable period that includes the date of the Closing and for all prior taxable periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions or (ii) six years following the due date (without extension) for such Tax Returns. Any information obtained under this Section 7.05 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in conducting an audit or other proceeding.

SECTION 7.06Conveyance Taxes and VAT. All Conveyance Taxes that may be imposed upon, or payable or collectible or incurred in connection with this Agreement and the transactions contemplated hereby, shall be paid one-half by the Purchaser and one-half by the Seller. All VAT shall be borne exclusively by the Purchaser. The Purchaser and the Seller agree to cooperate in the execution and delivery of all instruments and certificates necessary to enable the other Party to comply with any pre-Closing filing requirements, including VAT invoices.
SECTION 7.07Tax Covenants.
(a)Neither the Purchaser nor any Affiliate of the Purchaser shall (i) amend, refile or otherwise modify, or cause or permit any of the Acquired Companies to amend, refile or otherwise modify, any Tax election or Tax Return with respect to any Pre-Closing Period, (ii) file a Tax Return of any of the Acquired Companies for a Pre-Closing Period in a jurisdiction where such Acquired Company has not previously filed a Tax Return, (iii) grant an extension of any applicable statute of limitations with respect to a Tax Return of any Acquired Company for a Pre-Closing Period, (iv) enter into any voluntary disclosure Tax program, agreement or arrangement with any Taxing Authority that relates to the Taxes of any of the Acquired Companies or (v) carry back any Tax Attribute of any of the Acquired Companies from a Post-Closing Period to any Pre-Closing Period of a consolidated, combined, unitary, or affiliated Tax group of which the Seller is a member, in each case, without the prior written consent of the Seller (which may be withheld in the Seller’s sole discretion).
(b)The Purchaser shall not make, and shall cause its Affiliates (including the Acquired Companies) not to make, any election with respect to any Acquired Company (including any election pursuant to Regulations Section 301.7701-3), which election would be effective on or prior to the Closing Date.
SECTION 7.08Miscellaneous.
(a)For purposes of this ARTICLE VII, all references to the Purchaser, the Seller, Affiliates and the Acquired Companies include successors.
(b)Notwithstanding any provision in this Agreement to the contrary, the covenants and agreements of the Parties contained in this ARTICLE VII shall survive the Closing and shall remain in full force until 60 days after the expiration of the applicable statutes of limitations for the Taxes in question (taking into account any extensions or waivers thereof).
(c)Payments by the Seller under this ARTICLE VII shall be limited to the amount of any liability or damage that remains after deducting therefrom any indemnity, contribution or other similar payment recoverable by the Purchaser, the Company or any of the Acquired Subsidiaries or any Affiliates of Purchaser from any third party with respect thereto.

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.01Conditions to Obligations of the Seller. The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:
(a)Representations, Warranties and Covenants. The Purchaser Fundamental Representations shall be true and correct in all respects as of the Closing (except for those representations and warranties that are made as of a specified date, which shall have been true and correct as of such specified date). The representations and warranties of the Purchaser contained in this Agreement (other than the Purchaser Fundamental Representations) (disregarding all qualifications set forth therein relating to “materiality”) shall be true and correct in all respects as of the Closing (except for those representations and warranties that are made as of a specified date, which shall have been true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not materially or adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements. The covenants and agreements contained in this Agreement to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects;
(b)Closing Deliverables. The Seller shall have received an executed copy of each of the documents listed in Section 2.07;
(c)HSR Approval. Any waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or shall have been terminated;
(d)CFIUS Approval. The Parties having received a written notice from CFIUS in response to the filing of a joint voluntary notice with CFIUS by the Parties regarding the transactions contemplated by this Agreement to the effect that: (i) such transactions are not subject to Section 721 of the DPA; (ii) any review or investigation (as the case may be) of such transactions has been concluded, and CFIUS has determined that there are no unresolved issues of national security of the United States sufficient to warrant further review or investigation under Section 721 of the DPA; or (iii) following an investigation conducted by CFIUS, CFIUS reports such transactions to the President of the United States and the President of the United States does not take any action to suspend or prohibit such transactions pursuant to his authorities under Section 721 of the DPA (collectively, the “CFIUS Approval”); and
(e)No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise restraining or prohibiting the consummation of such transactions.

SECTION 8.02Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:
(a)Representations, Warranties and Covenants. The Seller Fundamental Representations shall be true and correct in all respects as of the Closing (except for those representations and warranties that are made as of a specified date, which shall have been true and correct as of such specified date). The other representations and warranties of the Seller contained in this Agreement (other than the Seller Fundamental Representations) (disregarding all qualifications set forth therein relating to “materiality” or “Material Adverse Effect”) shall be true and correct in all respects as of the Closing (except for those representations and warranties that are made as of a specified date, which shall have been true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not have a Material Adverse Effect. The covenants and agreements contained in this Agreement to be complied with by the Seller at or before the Closing shall have been complied with in all material respects;
(b)Closing Deliverables. The Purchaser shall have received an executed copy of each of the documents listed in Section 2.06.
(c)HSR Approval. Any waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or shall have been terminated;
(d)CFIUS Approval. The Parties shall have obtained CFIUS Approval;
(e)No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise restraining or prohibiting the consummation of such transactions; and
(f)No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.
ARTICLE IX

INDEMNIFICATION

SECTION 9.01Survival of Representations and Warranties. The representations and warranties of the Parties contained in this Agreement shall survive the Closing for a period of twelve (12) months after the Closing; provided, however, that the representations and warranties contained in Section 3.18 and Fundamental Representations shall survive until the expiration of the statute of limitations. None of the covenants or agreements contained in this Agreement shall survive the Closing other than (x) Section 5.01 and Section 5.17 which shall each survive for twelve (12) months after the Closing Date, and (y) all covenants which by their terms contemplate performance after the Closing and such surviving covenants and agreements shall survive the Closing only until the expiration of the term of the undertaking set forth in such covenants and agreements. If a party seeking to be indemnified makes a claim in accordance with the applicable provisions of Section 9.05 within the time periods set forth in this Section 9.01, such claim shall survive until it is finally and fully resolved.
SECTION 9.02Indemnification by the Seller. From and after the Closing Date, the Purchaser and its Affiliates and their respective officers, directors, employees, agents, successors and assigns (each, a “Purchaser Indemnified Party”) shall be indemnified and held harmless by the Seller for and against all losses, damages, costs and expenses, interest, awards, judgments and penalties actually suffered or incurred by them (hereinafter, a “Loss”), to the extent arising out of or resulting from: (a) the breach of any representation or warranty made by the Seller contained in this Agreement (other than the representations and warranties made by the Seller contained in Section 3.18, which shall be indemnifiable pursuant to Section 7.01(a)); (b) the breach of any covenant or agreement by the Seller contained in this Agreement; (c) the Excluded Assets; and (d) the Excluded Liabilities.
SECTION 9.03Indemnification by the Purchaser. From and after the Closing Date, the Seller and its Affiliates, officers, directors, employees, agents, successors and assigns (each, a “Seller Indemnified Party”) shall be indemnified and held harmless by the Purchaser (or any other Affiliate of the Purchaser that owns all or substantially all of the Business) for and against any and all Losses, to the extent arising out of or resulting from: (a) the breach of any representation or warranty made by the Purchaser contained in this Agreement; (b) the breach of any covenant or agreement by the Purchaser contained in this Agreement; (c) the Assumed Liabilities; (d) the Purchased Assets or (e) the conduct or operation of the Business by the Purchaser following the Closing, except for claims or causes of action with respect to which the Seller is obligated to indemnify the Purchaser Indemnified Parties pursuant to Section 9.02.
SECTION 9.04Limits on Indemnification.
(a)From and after the Closing Date, no claim may be asserted nor may any Action be commenced against either party hereto for breach of any representation, warranty, covenant or agreement contained herein, unless written notice of such claim or action is received by such party in accordance with the applicable provisions of Section 9.05 on or prior to the date on which the representation, warranty, covenant or agreement on which such claim or Action is based ceases to survive as set forth in Section 9.01.
(b)Notwithstanding anything to the contrary contained in this Agreement: (i) an Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 9.02(a) or (b) (other than with respect to a breach of Section 5.17) or Section 9.03(a) or (b) (other than, in each case, with respect to a breach of a Fundamental Representation), unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party equals or exceeds $16,950,000, after which the Indemnifying Party shall be liable only for those Losses in excess of $16,950,000; (ii) no Losses may be claimed under Section 9.02 or Section 9.03 (other than with respect to a breach of Section 5.17) by any Indemnified Party or shall be reimbursable by or shall be included in calculating the aggregate Losses set forth in clause (i) above other than Losses in excess of $500,000 resulting from any single claim or aggregated claims arising out of the same facts, events or circumstances; (iii) the maximum amount of indemnifiable Losses which may be recovered from an Indemnifying Party arising out of or resulting from the causes set forth in Section 9.02(a) or (b) (other than with respect to a breach of Section 5.17) or Section 9.03(a) or (b) shall be an amount equal to $56,500,000 (other than, in each case, with respect to a breach of a Fundamental Representation, in which case the maximum amount of indemnifiable Losses which may be recovered from an Indemnifying Party shall be an amount equal to the Purchase Price); (iv) neither Party shall have any liability under any provision of this Agreement or any Ancillary Agreement for any diminution in value or any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, or loss of business reputation or opportunity; and (v) no action or inaction by the Seller, its Affiliates or any of their respective Representatives shall be deemed to be a breach of any representation, warranty, covenant or agreement in this Agreement for any purpose hereunder, and none of the Purchaser, its Affiliates or their respective Representatives shall have any claim or recourse against the Seller, any of its Affiliates or any of their respective Representatives with respect to such action or inaction, under this ARTICLE IX or otherwise, if (A) the Seller was required or permitted to take such action or required or permitted not to take such action, in each case, pursuant to the terms of this Agreement or if the Seller was required to take or not to take such action under applicable Law, or (B) the Purchaser or any of its Affiliates directed or requested the Seller to take or not take (or cause to be taken or not taken) such action, as the case may be. For purposes of determining the amount of Losses resulting from any breach of or inaccuracy in any representations or warranties contained in this Agreement (other than any breach of the representations and warranties in Section 3.07, Section 3.08 or Section 3.09(b)), all qualifications as to “materiality”, “material”, “in all material respects”, or “Material Adverse Effect” contained therein shall not be given effect.
(c)For all purposes of this ARTICLE IX, “Losses” shall be net of (i) payments actually paid to the Indemnified Party under any insurance policy with respect to such Losses, (ii) any prior or subsequent actual recovery by the Indemnified Party from any Third Party Claim with respect to such Losses, in either case net of any fees or expenses incurred in obtaining such recovery, including any increase in premiums resulting from such claim and (iii) any Tax benefits arising in connection with the accrual, incurrence or payment of such Losses; provided that if an indemnification payment is made by the Indemnifying Party in accordance with ARTICLE VII and this ARTICLE IX and an actual reduction in cash Tax liability of the Indemnified Party or any of its Affiliates that was not previously taken into account pursuant to this Section 9.04(c) to reduce the amount of such indemnification payment is actually realized by the Indemnified Party or any of its Affiliates, then, to the extent that the actual reduction in cash Tax liability would have resulted in a reduction in the amount payable by the Indemnifying Party pursuant to ARTICLE VII and this ARTICLE IX had the actual reduction in cash Tax been actually realized in the year the indemnity payment was made, the Indemnified Party shall pay to the Indemnifying Party an amount equal to the amount of such actual reduction in Tax within five (5) days of its realization of such reduction in Tax. The Indemnified Party shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses. A reduction in Tax will be considered to be actually recognized or will otherwise constitute an actual reduction in cash Tax liability for purposes of this Section 9.04(c) at the time that the applicable Tax Return is filed on which such reduction in Tax is taken into account to actually reduce the cash Tax liability of the Indemnified Party or its Affiliate. In computing the amount of any Tax benefit actually recognized by the Indemnified Party or its Affiliate, such Person shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from such indemnification payment.
(d)Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Seller’s liability for any claim for indemnification for Losses hereunder, exceed the net proceeds received by the Seller hereunder (excluding any breaches by the Seller that include actual fraud (which, for purposes of clarity, shall be knowing and intentional)).
SECTION 9.05Notice of Loss; Third Party Claims.
(a)An Indemnified Party shall give the Indemnifying Party written notice in reasonable detail of any matter which an Indemnified Party has determined has given or is reasonably likely to give rise to a right of indemnification under this Agreement, within 30 days of such determination, including all facts and circumstances that give rise to such right of indemnification, the amount of the Loss, if known, and the method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.
(b)If an Indemnified Party shall receive notice of any Action, audit, claim, demand or assessment (each, a “Third Party Claim”) against it which may give rise to a claim for Loss under this ARTICLE IX, within 30 days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this ARTICLE IX except to the extent that the Indemnifying Party is prejudiced by such failure. The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within 15 days of the receipt of such notice from the Indemnified Party. If the Indemnifying Party elects to undertake any such defense against a Third Party Claim, the Indemnified Party may participate in such defense at its own expense. The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. If the Indemnifying Party elects to direct the defense of any such claim or proceeding, (i) the Indemnifying Party shall not, without the prior written consent of the Indemnified Party, enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim if such settlement, compromise or judgment (A) involves a finding or admission of wrongdoing by the Indemnified Party or any of its Affiliates, (B) does not include an unconditional written release by the claimant or plaintiff of the Indemnified Party and its Affiliates from all liability in respect of such Third Party Claim or (C) imposes equitable remedies or any obligation on the Indemnified Party or any of its Affiliates other than solely the payment of money damages for which the Indemnified Party will be indemnified hereunder and (ii) the Indemnified Party shall not pay, or permit to be paid, any part of such Third Party Claim unless the Indemnifying Party consents in writing to such payment or unless the Indemnifying Party withdraws from the defense of such Third Party Claim liability or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party is entered against the Indemnified Party for such Third Party Claim. If the Indemnified Party assumes the defense of any such claims or proceeding pursuant to this Section 9.05 and proposes to settle such claims or proceeding prior to a final judgment thereon or to forgo any appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Party prompt written notice thereof and the Indemnifying Party shall have the right to participate in the settlement or assume or reassume the defense of such claims or proceeding.
SECTION 9.06Tax Treatment. To the extent permitted by Law, the Parties agree to treat all payments made under ARTICLE VII and this ARTICLE IX, under any other indemnity provision contained in this Agreement, and for any misrepresentations or breach of warranties or covenants, as adjustments to the Purchase Price for all Tax purposes.
SECTION 9.07Remedies. The Purchaser and the Seller acknowledge and agree that (a) following the Closing, except in the case of fraud, the indemnification provisions of Section 9.02 and Section 9.03 shall be the sole and exclusive remedies of the Purchaser and the Seller for any breach by the other Party of the representations and warranties in this Agreement and for any failure by the other Party to perform and comply with any covenants and agreements in this Agreement, and (b) anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of the Purchaser or the Seller, after the consummation of the transactions contemplated by this Agreement, to rescind this Agreement or any of the transactions contemplated hereby. Each Party shall take all reasonable steps to mitigate its Losses upon and after becoming aware of any event which could reasonably be expected to give rise to any Losses.
ARTICLE X

TERMINATION

SECTION 10.01Termination. This Agreement may be terminated at any time prior to the Closing:
(a)by either the Seller or the Purchaser if the Closing shall not have occurred on or before July 15, 2016 (the “Outside Date”); provided, however, that the Seller or the Purchaser may extend the Outside Date to September 30, 2016 (as extended, the “Extended Outside Date”) to the extent necessary to satisfy the condition set forth in Section 8.01(d) and Section 8.02(d) and so long as all other conditions set forth in Section 8.01 and Section 8.02 have been satisfied or are reasonably likely to be satisfied on or before the Extended Outside Date; provided, further, that the right to terminate this Agreement under this Section 10.01(a) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to the Outside Date or the Extended Outside Date; provided, further, that following commencement of the Marketing Period, if the Outside Date shall otherwise occur prior to the termination of the Marketing Period, then the Outside Date shall be automatically extended to the date that is five (5) Business Days following the expiration of the Marketing Period;
(b)by either the Purchaser or the Seller in the event that any Governmental Order restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement shall have become final and nonappealable;

(c)by the Seller if the Purchaser shall have breached any of its representations, warranties, covenants or other agreements contained in this Agreement which would give rise to the failure of a condition set forth in Section 8.01(a), which breach (x) cannot be cured by the Outside Date or (y) if capable of being cured by the Outside Date, shall not have been cured by the earlier of the Outside Date and 30 days after the giving of written notice by the Seller to the Purchaser specifying such breach;
(d)by the Purchaser if the Seller shall have breached any of its representations, warranties, covenants or other agreements contained in this Agreement which would give rise to the failure of a condition set forth in Section 8.02(a), which breach (x) cannot be cured by the Outside Date or (y) if capable of being cured by the Outside Date, shall not have been cured within by the earlier of the Outside Date and 30 days after the giving of written notice by the Purchaser to the Seller specifying such breach;
(e)by the mutual written consent of the Seller and the Purchaser; or
(f)by either the Purchaser or the Seller in the event that the parties have received notice from CFIUS that the President has ordered, pursuant to his authority under Section 721 of the Defense Production Act of 1950 (50 U.S.C. App.§2170), that the transaction is suspended or prohibited or that ownership by the Purchaser in the Company or of the Business is prohibited (and the transaction is otherwise not capable of obtaining CFIUS Approval though a restructuring of ownership, control, operations or otherwise).
SECTION 10.02Effect of Termination. In the event of termination of this Agreement as provided in Section 10.01, this Agreement shall forthwith become void and there shall be no liability on the part of either Party except that (a) Section 5.03, this Section 10.02 and ARTICLE XI shall survive an termination and (b) nothing herein shall relieve either Party from liability for any intentional breach of this Agreement occurring prior to such termination.
SECTION 10.03Termination Fee. ***

ARTICLE XI

GENERAL PROVISIONS
SECTION 11.01Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred.
SECTION 11.02Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested), or by email (upon confirmation of receipt) to the respective Parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.02):
(a)    if to the Seller:

McGraw Hill Financial, Inc.
55 Water Street
New York, NY 10041
Facsimile: (212) 438-2277
Attention: General Counsel
Email: David.Goldenberg@mhfi.com

with a copy (which shall not constitute notice) to:
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
Facsimile: (212) 848-7179
Attention: Robert M. Katz
Email:    rkatz@shearman.com

(b)    if to the Purchaser:

XIO (UK) LLP
The Shard
Suite 1502
32 London Bridge Street London
United Kingdom SE1 9SG
Attention: Carsten Geyer
Email: carsten.geyer@xiogroup.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meager & Flom LLP
300 S. Grand Ave., Suite 3400 Los Angeles, CA 90071 Facsimile: (213) 687-5600
Attention: Michael V. Gisser and David C. Eisman
Email: Michael.Gisser@skadden.com and David.Eisman@skadden.com

SECTION 11.03Public Announcements. Neither Party shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement or otherwise communicate with any news media without the prior written consent of the other Party unless otherwise required by Law or applicable stock exchange regulation, and, to the extent practicable, the Parties shall cooperate as to the timing and contents of any such press release, public announcement or communication; provided, however, that the prior written consent of the other Party shall not be required hereunder with respect to any press release, public announcement or communication that is substantially similar to a press release, public announcement or communication previously issued with the prior written consent of such other Party.
SECTION 11.04Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.
SECTION 11.05Entire Agreement. This Agreement, the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement of the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between the Seller and the Purchaser with respect to the subject matter hereof and thereof.
SECTION 11.06Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Seller and the Purchaser (which consent may be granted or withheld in the sole discretion of the Seller or the Purchaser), as the case may be; provided, however, that the Purchaser is permitted to (i) assign this Agreement to an Affiliate of Purchaser and (ii) collaterally assign its rights under this Agreement for the benefit of the Debt Financing Sources (in each case, unless to do so would restrict or delay the consummation of the transactions contemplated by this Agreement); provided that (x) no such assignment shall in any manner release, limit or affect the Purchaser’s obligations hereunder, and (y) with respect to clause (i), such rights shall be assigned back to the Purchaser if such Affiliate ceases to be an Affiliate of such party. Any assignment in violation of the foregoing shall be null and void.

SECTION 11.07Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Seller and the Purchaser or (b) by a waiver in accordance with Section 11.08; provided that no amendment, modification or waiver shall be made to this Agreement that would adversely affect the rights of the Debt Financing Sources as set forth in the proviso to this Section 11.07, Section 11.09, Section 11.11, Section 11.12, and Section 11.15, in each case without the prior written consent of the adversely affected Debt Financing Sources.
SECTION 11.08Waiver. Either Party may (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered or made available by the other Party pursuant hereto or (c) waive compliance with any of the agreements of the other Party or conditions to such Party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of either Party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.
SECTION 11.09Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied (including the provisions of ARTICLE IX relating to indemnified parties), is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement; provided that the Debt Financing Sources shall be express third party beneficiaries with respect to the proviso to Section 11.07, this Section 11.09, Section 11.11, Section 11.12, and Section 11.15).
SECTION 11.10Currency. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars.
SECTION 11.11Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York (or any appellate court thereof); provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Consistent with the preceding sentence, each of the Parties hereby (a) submits to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising out of or relating to this Agreement brought by either Party; (b) agrees that service of process will be validly effected by sending notice in accordance with Section 11.02; and (c) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above named courts.
SECTION 11.12Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING THE DEBT FINANCING OR ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST THE DEBT FINANCING SOURCES). EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 11.12.
SECTION 11.13Specific Performance.
(a)The Parties acknowledge and agree that the Parties will be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance or breach of this Agreement by any Party could not be adequately compensated by monetary damages alone and that the Parties would not have any adequate remedy at law. Accordingly, in addition to any other right or remedy to which any Party may be entitled, at law or in equity (including monetary damages), such Party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to seek temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement without posting any bond or other undertaking. The Parties agree that they will not contest the appropriateness of specific performance as a remedy.
(b)The Parties hereby acknowledge and agree that the Seller shall be entitled to enforcement of the obligations of XIO Fund I LP to fund the Equity Commitment by decree of specific performance.
SECTION 11.14Counterparts. This Agreement may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form) in counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.
SECTION 11.15Certain Claims.
(a)Notwithstanding anything to the contrary contained in this Agreement, each of the Seller and the Purchaser agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or the transaction contemplated hereby, including any dispute arising out of or relating in any way to the Debt Financing documents or the performance thereof, in any forum other than any New York federal court sitting in the Borough of Manhattan of The City of New York (or any appellate court thereof); provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. The Seller and the Purchaser further agree that all of the provisions of Section 11.12 relating to waiver of jury trial shall apply to any action, cause of action, claim, cross-claim or third party claim referenced in this Section 11.15(a).
(b)Notwithstanding anything to the contrary contained in this Agreement, each of the Seller and the Purchaser agree that any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources, solely in their capacities as lenders, agents, arrangers or bookrunners, or as a Representative of any of the foregoing, in each case in connection with the Debt Financing, in any way relating to this Agreement or the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Financing documents or the performance thereof, shall be construed and enforced in accordance with and governed by the laws of the State of New York.
(c)Notwithstanding anything to the contrary contained in this Agreement, the Seller agrees that neither it nor any of its Affiliates shall have any rights or claims against any Debt Financing Source, solely in its capacity as a lender, agent, arranger or bookrunner, or as a Representative of any of the foregoing, in each case in connection with the Debt Financing, in connection with or related to this Agreement, the Debt Financing or the transactions contemplated hereby. In addition, no Debt Financing Source, solely in its capacity as a lender, agent, arranger or bookrunner, or as a Representative of any of the foregoing, in each case in connection with the Debt Financing, shall have any liability or obligation to the Seller or any of the Seller’s Affiliates in connection with or related to this Agreement, the Debt Financing or the transactions contemplated hereby, including for any consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature.
SECTION 11.16Further Assurances. Each Party shall when requested by the other Party from time to time after the Closing Date, and at its own expense, execute and deliver, or cause to be executed and delivered, to such other Party such further acknowledgements, consents, assignments, documents and other instruments reasonably necessary to perfect, evidence or clarify the transactions contemplated by this Agreement or the Ancillary Agreements.

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IN WITNESS WHEREOF, the Seller and the Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
MCGRAW HILL FINANCIAL, INC.
By:    /s/ Jack F. Callahan, Jr.
Name: Jack F. Callahan, Jr.
Title: Executive Vice President and
Chief Financial Officer

[Stock and Asset Purchase Agreement Signature Page]

JEFFERSON BIDCO INC.
By:    /s/ Athene Li
Name: Athene Li
Title: President

[Stock and Asset Purchase Agreement Signature Page]